3-1-02

1013626

02029578

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....



Annual Review 2001

Linking Innovations

metso

Metso's Annual Reports 2001

This Annual Review, together with Metso's Financial Statements, forms the Metso 2001 Annual Report. In addition, Metso has published a Personnel Report, a Technology Report and an Environmental Report for 2001. The Annual Report and Personnel Report are available in Finnish, English and Swedish. The Technology Report is available in Finnish and English. The Environmental Report is published only as a web version in Finnish and English. The reports will also be published as web reports on Metso's Internet pages at http://www.metso.com/reports.

Ordering reports

Reports can be ordered by mail from Metso Corporation, Corporate Communications, PO Box 1220, FIN-00101 Helsinki, or by phone at +358 20 484 100, or by fax at +358 20 484 3123, or by email at metso.info@metso.com.

Financial publications 2002

In addition to the financial statements release and the Annual Report for 2001, Metso Corporation will publish three interim reviews in 2002 on the following schedule:

Interim review for January–March	April 30, 2002
Interim review for January–June	July 31, 2002
Interim review for January–September	October 30, 2002

Interim reviews will be published in Finnish, English and Swedish and will be available from the day of publication on Metso's Internet pages at http://www.metso.com.

The Metso slogan 'Linking Innovations' describes the essence of Metso, as Metso links expertise, people and innovations on many levels. In its business operations, Metso links the potential offered by different technologies and, as an international corporation, Metso links cultures, languages and practices. Metso also links many different corporate cultures, given that Metso in its current form is the result of various mergers. Metso's aim is to bring success to its customers by linking innovations and harmonizing ways of operating.





Our goal is to be the leading knowledge-based, technology company.

Net sales


EUR million
5000
4000
3000
2000
1000
0
1997 1998 1999 2000 2001

Operating profit


EUR million
%
400
300
200
100
0
-100
8
6
4
2
0
1997 1998 1999 2000 2001
Nonrecurring items and amortization of goodwill (1999–2001)
Operating profit percentage

Net sales increased

Metso's net sales increased by 12 percent on the comparison year and totaled EUR 4,343 million. The main reasons were the acquisition of Svedala and increased deliveries.

Result continued to improve

Metso's income before extraordinary items and income taxes improved by 23 percent from 2000 and was EUR 222 million. Earnings per share improved by 21 percent, totaling EUR 1.09. The improvement in result was influenced by the growing share of service operations, the synergy benefits arising from the merger that created Metso and cost savings.

The net amount of nonrecurring income and expenses was EUR 4 million. The nonrecurring expenses derived from business restructuring totaled EUR 39 million and other nonrecurring expenses EUR 4 million. Nonrecurring income included a EUR 47 million gain on the sale of listed and other shares.

Orders were focused on rebuilds

The orders Metso received in 2001 were focused increasingly on papermaking line rebuilds and on crushing systems for the construction and civil engineering industry. Orders for new paper machines were received mainly from China and Europe.

Metso acquired Svedala

In September, Metso acquired Svedala, a Swedish manufacturer of rock and mineral processing equipment. The acquisition made Metso a global market leader in rock and mineral processing systems. It also provided Metso with a second strong business alongside fiber and paper technology. The integration of Svedala into Metso Minerals began immediately after the closing of the acquisition. The Svedala acquisition is expected to improve Metso's earnings per share one year after the closing of the deal.

Gearing increased

The Corporation's net interest-bearing liabilities totaled EUR 1,251 million. The acquisition of Svedala in September 2001 increased net interest-bearing liabilities by EUR 1,371 million. Gearing, i.e. the ratio of net interest-bearing liabilities to shareholders' equity, was 84.8 percent. Metso's objective is to return the gearing ratio to less than 50 percent by the end of the first quarter of 2003, by disposing of non-core assets and businesses and by releasing especially Metso Minerals' working capital tied up in inventories and accounts receivable.

Key figures

(in millions, except for per share data)	1997 EUR	1998 EUR	1999 EUR	2000 EUR	**2001 EUR**
Net sales	3,898	3,695	3,387	3,891	**4,343**
Net sales change, %	5.4	(5.2)	(8.3)	14.9	**11.6**
Operating profit before nonrecurring items and amortization of goodwill			75	197	**270**
Operating profit (loss)	325	246	(10)	200	**246**
Income (loss) before extraordinary items and income taxes	328	251	(28)	180	**222**
Income (loss) before taxes	318	249	(87)	448	**214**
Net income (loss) for the year	232	184	(88)	389	**141**
Export and international operations, % of net sales	84.7	87.1	89.8	90.7	**86.7**
Orders received	3,528	3,399	3,528	4,268	**3,778**
Order backlog, December 31	1,718	1,342	1,586	1,907	**1,772**
Gross capital expenditure	163	133	121	127	**154**
Business acquisitions, net of cash acquired	136	24	116	186	**828**
Research and development	119	119	127	127	**150**
Number of personnel, December 31	23,496	23,064	23,274	22,024	**30,242**
Shareholders' equity	1,161	1,206	1,085	1,425	**1,469**
Balance sheet total	2,909	2,798	3,169	3,564	**5,042**
Gearing, %	15.5	14.6	42.8	(3.7)	**84.8**
Equity to assets ratio, %	42.2	45.4	37.3	45.4	**31.1**
Return on capital employed (ROCE), %	23.0	16.5	1.6	12.2	**12.3**
Return on equity (ROE), %	22.5	16.1	(2.4)	9.5	**10.4**
Earnings per share excl. nonrecurring items and amortization of goodwill			0.25	0.91	**1.26**
Earnings per share	1.78	1.37	(0.22)	0.90	**1.09**
Dividend per share	0.55	0.59	0.40	0.60	**0.60***
Market capitalization, December 31	1,745	1,553	1,752	1,612	**1,608**

*) Proposal by the Board of Directors

Income before extraordinary items and taxes

EUR million


400
300
200
100
0
-50
1997
1998
1999
2000
2001

Earnings/share

EUR


2.0
1.5
1.0
0.5
0.0
-0.5
1997
1998
1999
2000
2001

Nonrecurring items and amortization of goodwill (1999–2001)

Gearing

%


90
80
70
60
50
40
30
20
10
0
-10
1997
1998
1999
2000
2001

Four focal areas for Metso Future Care

In 2001 Metso chose four areas, closely related to the needs of customers, as the focal areas for the Metso Future Care business concept. Firstly, development of maintenance and aftermarket service concepts for the primary needs of customers. Secondly, development of maintenance solutions and process upgrading with the aid of new methods based on remote diagnostics. Thirdly, development of knowledge-based services related to the preparation and implementation of customer investments. Fourthly, development of customer-specific services so that customers gain a consistent picture of Metso as a total service provider.

Service operations were significantly strengthened

Metso opened service technology centers in Wuxi, China and in Beloit, USA and made a decision to set up two new service technology centers at Järvenpää and Oulu, Finland. The strengthening of the service network is part of the Corporation's strategic Metso Future Care business concept. The contribution of service operations to net sales grew significantly with the acquisition of Svedala.

The management of core business areas was strengthened

In order to promote Metso's strategic transition into a knowledge-based company and to support development in line with the Metso Future Care business concept, Metso appointed Executive Vice Presidents for its two biggest business areas. Arto Aaltonen, formerly President of Metso Automation, was appointed Executive Vice President of Metso Paper, and Vesa Kainu, formerly President of Metso Paper Service, was appointed Executive Vice President of Metso Minerals. Matti Kähkönen was appointed the new President of Metso Automation.

10 percent of Valmet Automotive was sold to ThyssenKrupp

Metso sold 10 percent of the shares of Valmet Automotive, a contract manufacturer of specialty cars, to ThyssenKrupp Automotive AG, one of the world's biggest automotive systems suppliers. ThyssenKrupp Automotive has an option to acquire the total stock of Valmet Automotive during the next two years.

Inaugural euro bond offering launched

In November, Metso launched an inaugural EUR 500 million bond offering at a 6.25 percent nominal rate, to mature on December 11, 2006. The offering is documented under Metso's EMTN Program and is intended for refunding the bank loans raised for the Svedala acquisition.

Metso was selected for the Dow Jones Sustainability Index

Metso was accepted for the Dow Jones Sustainability Index for the third successive time. This means that Metso has been included in the index every year since its establishment in 1999. The Dow Jones Sustainability Index evaluates how well the world's biggest companies take the principles of sustainable development into consideration in their operation.

Orders received



EUR million
5000
4000
3000
2000
1000
0
1997
1998
1999
2000
2001

Order backlog



EUR million
2000
1500
1000
500
0
1997
1998
1999
2000
2001

Return on capital employed (ROCE)



%
25
20
15
10
5
0
1997
1998
1999
2000
2001

Metso Paper

Accounted for 57 percent of Metso Corporation's net sales and 36 percent of its personnel in 2001.

Products

Paper machines, tissue machines, board machines, paper finishing systems, air systems, equipment and machinery for mechanical and chemical pulp production and the panelboard industry, and converting equipment.

Market position

The world's largest paper and tissue making line supplier. A strong position also as a supplier of pulping equipment and systems for the fiberboard and converting industries.

Supplies 30–35 percent of global paper machine markets and approximately 40 percent of the large paper machine markets.

The main customer segments are the pulp and paper industry, the panelboard industry and packaging materials manufacturers.

Resources

The largest business units are located in Finland, Sweden, Germany, the USA, Canada, the UK, Italy, Switzerland, China and Thailand.

Metso Minerals

Accounted for 20 percent of Metso Corporation's net sales and 39 percent of its personnel. Svedala, acquired in September, is included in Metso Minerals' figures for 2001, concerning the October–December period.

Products

Rock and mineral crushing plants, crushers and related equipment, track and wheel-mounted mobile crushing and screening units, mining equipment, grinding mills, enrichment plants, recycling systems for minerals and metals, paving equipment and rollers, as well as wear products and conveying belts for all the above-mentioned equipment.

Market position

The world's largest supplier of rock and mineral crushing systems.

It supplies approximately 20 percent of the global markets for rock and mineral processing solutions.

The main customer segments are quarries, mines and civil engineering contractors.

Resources

The largest business units are located in Finland, Sweden, France, the UK, the USA, Brazil, South Africa, Canada, Germany, Australia and China.

Net sales by business area


Metso Paper 57%
Metso Minerals 20%
Metso Automation 15%
Metso Ventures 8%

Personnel by business area


Metso Paper 36%
Metso Minerals 39%
Metso Automation 15%
Metso Ventures 10%

Metso Automation

Accounted for 15 percent of Metso Corporation's net sales and 15 percent of its personnel in 2001.

Products

Process industry automation and information management application networks and systems, production process measurement systems, control valves, and SCADA systems for oil, gas and water distribution and for electricity transmission.

Market position

The world's third largest supplier of pulp and paper industry automation and information application networks and systems and the sixth largest supplier of power plant automation.

The main customer segments are the pulp and paper industry, power generation and the hydrocarbon industry.

Resources

The largest business units are located in Finland, the USA, Canada, Mexico, Austria, the UK, France and Germany.

Metso Ventures

Accounted for 8 percent of Metso Corporation's net sales and 10 percent of its personnel in 2001.

This business area comprises Metso Engineering and Valmet Automotive.

Products

Mechanical and hydrostatic power transmission equipment, materials technology and machine construction services, and the contract manufacturing of specialty cars.

Market position

Metso Engineering is one of the world's four largest manufacturers of wind turbine gears. Valmet Automotive is Europe's second largest contract manufacturer of convertibles.

The main customer segments are process equipment and systems suppliers, the process industry, the offshore and shipbuilding industries, and car manufacturers.

Resources

Metso Engineering's largest business units are located in Finland, Sweden, Germany, the USA and Canada. The automotive plant is located in Finland.



Pulping Technology
Mechanical Pulping Lines
Chemical Pulping Lines
Paper Technology
Paper Making Lines
Board Making Lines
Tissue Making Lines
Others
Converting Lines
Panelboard Technology
Crushing & Screening
Minerals Processing
Compaction & Paving
Wear Protection & Conveying
Associated Products
President and CEO
Metso Engineering
Mechanical Power Transmission
Hydrostatic Power Transmission
Machine Construction
Materials Technology
Valmet Automotive
Field Systems
Paper Automation
Energy & Process Automation




Machine

We seek growth through the Metso Future Care business concept.

Metso's values

Customer's success
We derive our profitability from our customer's success. We see our future beyond our customer's present needs and serve them with environmentally sound solutions. We develop customer relationships in accordance with the Metso Future Care concept. We serve our customer with commitment and high standards of professional performance.

Profitable innovation
We create added value for our customers and owners through innovation. We are ready to question present practices and abandon obsolete ones. We utilize and combine the vast and diverse knowledge of the entire organization. We base our growth on creativity and healthy risk-taking in a work environment which rewards and encourages innovation.

Personal commitment
We can always be trusted and we finish what we undertake. We assume responsibility and ownership for our actions. We are direct and honest in our communication and respect cultural differences. We openly express our views, and then work diligently towards the agreed targets.

Professional development
We are willing to learn, and also learn from each other. We welcome new challenges and tackle them according to our abilities. We regard professional development as an important part of our work. We take care of the wellbeing of our work community.

The aim is that these values will be assimilated by Metso's personnel so as to permanently guide our business activities and daily work. The values will lead the way in creating a single, uniform Metso and in implementing the vision and strategic goals.

In 2001 Metso Paper, Metso Automation and Metso Ventures familiarized their entire personnel with the joint values through the 'Working our way' events. The same process is also currently being started in Metso Minerals.

Code of conduct

Metso has initiated a discussion on the ethical principles (Code of Conduct) that describe Metso's corporate culture, its established business practices and procedures, and its commitment to the principles of sustainable development. These principles also form the basis for discussions on the future development of Metso's operating methods, with reference to the following issues:

Values and the Code of Conduct

Integrity

Compliance with laws and regulations

Transparency

Human rights

Equal opportunity and non-discrimination

Intellectual property

Corruption and bribery

Health and safety

Community relations

Environmental issues

Supplier relationships

Application of Code of Conduct in practice

Metso's Vision, Strategy and Targets

Metso's vision

Metso's strategy

Metso is expanding from a traditional machine supplier to a comprehensive supplier of services and the customers' core processes. We focus on improving the efficiency, quality and competitiveness of our customers' core processes by supplying value-adding solutions and services based on our strong R&D, engineering and manufacturing skills.

We put high priority on profitability, growth and leading technology know-how.

The cornerstones of Metso's strategy are:

- **Development of value-enhancing solutions for the core processes of our customers**
- **Integration of control technology, process automation and the most advanced information technology solutions in Metso's products and services**
- **Development of know-how and aftermarket services for the large population of machinery, equipment and processes delivered by Metso**

By the core processes of our customers we mean the sections of the production process that are critical to the customers' production efficiency, environmental soundness and the quality of the end product. We develop and provide products and services that improve the competitiveness and profitability of the processes throughout their life cycle.

Our control and automation know-how, combined with in-depth knowledge of our customers' core processes, sets Metso uniquely apart from other product and service suppliers. We are active and innovative in utilizing the most advanced information technology.

Metso has delivered more processes, machinery and equipment to its customers than any of its competitors: 2,000 paper machines and 800 pulping lines, as well as over 30,000 crushers, 15,000 screening systems and 3,000 grinding mills for rock and mineral processing. This large population of delivered machinery, together with Metso's automation know-how, creates the basis for developing know-how and aftermarket services over the entire life cycle of the process and for our future growth. We maintain or otherwise service only about one third of the machinery and equipment that has been delivered by Metso.

Metso Paper and Metso Minerals are global market leaders in their fields

In September 2001, Metso achieved an important

strategic goal to make Metso Minerals the Corporation's other strong business alongside Metso Paper. The acquisition of Svedala balanced Metso's corporate structure, strengthened the product range and expanded the market area further. Maintenance, spare parts and other knowledge-based services also increased their share of net sales. These factors will also make the Corporation's profitability less cyclic.

Metso Future Care implements Metso's vision: from a supplier of machinery to a supplier of competitiveness

In accordance with the Metso Future Care business concept, our goal is to maintain the competitiveness of customers' industrial core processes and to develop them throughout their life cycle.

Metso Future Care is a concept for creating new market potential, in which we exploit already installed machines and delivered processes to add to the customer's competitiveness.

The Metso Future Care business concept leads to new ways of managing customer relationships and developing earnings logic. By benefiting the customer, we aim to strengthen the partnership between the customer and Metso, and through the customer's success, we aim to improve Metso's profitability and create permanent added value for all stakeholders.

Metso's targets

Improving profitability is the most important goal

Metso's goal is healthy, profitable growth, to be sought through organic growth, acquisitions, the development of new businesses and the Metso Future Care concept.

In 2001, most of the growth was achieved through acquisitions, the most significant being the Svedala acquisition. In the near future, Metso will focus on integrating these businesses seamlessly into Metso and utilizing Metso's internal synergies.

Metso's financial targets, calculated as 5-year averages, are:

- **perating profit of over 9 percent of net sales**
- **turn on capital employed (ROCE) of over 20 percent**
- **conomic value added (EVA) of over 4 percent of net sales**
- **ring of under 50 percent**
- **nnual dividend distribution equivalent to at least one third of the average earnings per share.** The dividend policy is founded on the Corporation's long-term profitability and financial strength.

The financial goals form the basis for the Corporation's internal incentive system and thus guide operations on all levels.

President's Review

To our Shareholders,

Metso's goal is to be the leading knowledge-based, technology company. We aim to improve the productivity and competitiveness of our customers' industrial core processes. Metso is thus widening its scope from being a supplier of machines and equipment to being a comprehensive expert in customers' production processes, providing products and services for all stages of their life cycles.

Metso's strength is based on an in-depth knowledge of customers' industrial core processes. We have supplied the markets with more processes, machines and equipment than our competitors. This large population of installed machinery, together with our automation know-how, provides the potential to manage increasingly large systems and to increase our share of the know-how and aftermarket services that are essential for industrial processes. It is this combination that makes Metso unique and creates our competitive advantage.

Metso is the technology leader in supplying total processes and giving future direction to industry. Our technology development gives us a head start on our competitors and allows us to influence industrial structures. Our role in maintaining and strengthening the customer's competitiveness also requires that we systematically develop and manage our technological competence. By networking with our partners we increase our operating flexibility and our ability to serve customers even better.

Successful year in 2001

Despite the slowdown in global economic growth, 2001 was a successful year for Metso. Our net sales increased to EUR 4.3 billion. The income before extraordinary items and taxes was EUR 222 million, which was clearly better than the previous year. Earnings per share rose 21 percent to EUR 1.09.

Metso's market situation was satisfactory as a whole. The orders received were focused on crushing systems for construction and the civil engineering industry, rebuilds of paper making lines, and finishing systems. Orders for new paper making and pulping lines were received mainly from Europe and China. The demand for Metso's know-how and aftermarket services grew. They already account for nearly one third of annual net sales.

The integration of the rock and mineral processing equipment manufacturer, Svedala, with Metso Minerals was an important strategic step for Metso. The long clearance process of the competition authorities allowed us to prepare for the merger and thus integration procedures were begun immediately the acquisition was concluded in September, 2001. The work will also continue in 2002, at which time the financial benefits of the merger will begin to be more clearly seen. We estimate



that synergy benefits of EUR 70 million will be fully realized in 2003.

Metso is now the market leader in both fiber and paper technology and rock and mineral processing. The corporate structure is also more balanced as Metso Minerals has grown into another strong business alongside Metso Paper. The strengthening of Metso Minerals' product range, the expansion of the market area, and growth in the share of know-how and aftermarket services will all support an improvement in the Corporation's profitability and reduce business cycle fluctuations.

In 2001 we put a lot of effort into developing the Metso Future Care business concept and creating a uniform Metso identity based on joint values and harmonization of names by prefacing them with Metso. We also initiated profitability improvement measures, the effects of which will be seen in 2002.

Our target is the improvement of profitability

Our main target in 2002 is the improvement of profitability. We must effectively exploit the internal synergies of the Corporation, and improve the cost efficiency and quality of our operations and the use of capital. We must also reinforce a corporate culture that emphasizes profit-making, by using right-sized incentive systems, for example.

Through the Metso Future Care business concept our business potential will grow significantly and our operations can grow faster than the average organic growth of customer industries. We are seeking growth particularly in those areas where we can best strengthen the competitiveness and end product quality of our customers' processes.

All our stakeholders will benefit from the change

By expanding into a knowledge-based, technology company, we are providing a firmer foundation for Metso's future growth and are aiming at substantially better profitability. This transformation is made possible by our strategic strengths, competent people and technological leadership, and is supported by systematic, goal-oriented change management. We have all the necessary tools and the will to fulfil our vision. Metso's change and future success will benefit all our stakeholders – customers, shareholders, employees and business partners, as well as the communities in which we work.

Tor Bergman
President and CEO





We put high priority
on the improvement of profitability.

Metso Paper

[illegible]

Key figures

	2000	2001
(in millions)	EUR	EUR
Net sales	2,286	2,521
Operating profit before nonrecurring items and amortization of goodwill	109.8	188.9
Operating profit	106.4	163.4
Orders received	2,648	1,970
Order backlog, Dec. 31	1,603	1,043
Personnel, Dec. 31	10,914	10,785

Comprehensive portfolio of products and services

Metso Paper is divided into Pulping Technology (20 percent of Metso Paper's net sales in 2001), Paper Technology (68 percent of net sales) and Other Businesses (12 percent of net sales). Know-how and aftermarket services accounted for about 25 percent of Metso Paper's net sales in 2001.

Pulping Technology

Pulping Technology covers processes and production lines for wood handling, chemical, mechanical and recycled fiber-based pulping, pulp drying and baling. Mechanical pulping products are sold under Valmet name and chemical pulping products under the names ChipWay, DryWay and PulpWay.

Paper Technology

Paper Technology covers paper, board and tissue making lines, including all machinery and equipment, as well as the related finishing and air systems. The name for all these products is Valmet.

Other Businesses

In addition to pulping and paper technology, Metso Paper sells converting equipment and panelboard technology. The Converting Equipment product group offers customers rotogravure and flexographic printing presses, coating and laminating machines, and slitters and sheet cutters. The product names include Rotomec and Atlas. The Panelboard Technology product group manufactures machines, equipment and whole production lines for the production of panelboard used in construction and by the furniture industry. The best known product name is ClassiFormer.

Know-how and aftermarket services

Know-how and aftermarket services are an important and growing part of Metso Paper's operations. They are responsible for the development and production of services related to the maintenance and runnability of customer production lines, processes and equipment. Thus they include engineering, modernization, maintenance and spare parts services.

Juhani Pakkala, President, Metso Paper
"One of our most important tasks is to continue measures to improve cost efficiency and profitability in line with Metso's targets and our customer-driven operating concept. To maintain our technological lead, we will strengthen our R&D and increase our know-how and aftermarket services by creating new products and service concepts."



Customers are the world's leading paper producers

Metso Paper serves pulp and paper producers, packaging material manufacturers and panelboard producers all over the world. Its goal is to stabilize its position as the preferred and long-term partner of customers, mainly through its advanced technological solutions and comprehensive scope of services.

The markets for Metso Paper's products are global. They are focused on rebuilds and know-how and aftermarket services for the mature markets of Europe and North America. Another key area comprises the rapidly growing Asian and South American markets. Products and services are sold through 23 sales offices and 43 service centers.

Strong position in world markets

Metso Paper operates in mature markets in which the demand for paper and board is growing at about 2–3 percent a year. Product demand depends primarily on the investments of the pulp and paper industry, the packaging industry and the panelboard industry. These in turn depend on the general economic outlook, trends in the demand for pulp and paper, the development of the price of pulp and different paper and board grades, as well as the capacity utilization rates of the manufacturers of these products. Metso Paper's dependence on the investment cycles of its customer industries is being reduced by greater emphasis on know-how and aftermarket services.

Metso Paper is the market and technology leader in paper technology, especially in large newsprint, printing paper and tissue machine lines. In this sector the main competitors are Voith Paper from Germany and Andritz, a tissue machine manufacturer, from Austria. Metso Paper is also a leading supplier of mechanical and chemical pulping equipment. The main competitors are Andritz, Voith Paper and Kvaerner Pulping from Norway.

Extensive previous deliveries base the Metso Future Care concept

Metso Paper's strong market position, deep knowledge of customers' core processes, process automation expertise and broad technological know-how create a firm basis for the development of new product and service innovations. Metso Paper places much effort on maintaining its market position by continually strengthening its expertise, especially in technology, processes and know-how and aftermarket services.

Metso Paper has a large population of delivered machines, which was further strengthened by the acquisition in 2000 of the aftermarket operations of its American competitor Beloit. Metso Paper's deliveries, amounting to roughly 800 pulping lines and 2,000 paper machines, create a firm foundation on which

Net sales by market area



- Finland 16%
- Other Nordic countries 9%
- Other European countries 26%
- North America 25%
- South America 9%
- Asia-Pacific 13%
- Rest of the world 2%

Personnel by area



- Finland 50%
- Other Nordic countries 16%
- Other European countries 15%
- North America 15%
- Asia-Pacific 2%
- Rest of the world 2%

to build new know-how and aftermarket services, in accordance with the Metso Future Care business concept.

The year 2001

Net sales and profitability markedly improved

Metso Paper's net sales grew by 10 percent compared with 2000 and totaled EUR 2,521 million. Net sales increased in Pulping Technology and Paper Technology, following large project deliveries and higher sales in service operations. The net sales of the Other Businesses group declined due to the weak market situation in panelboard technology.

Metso Paper's operating profit before nonrecurring items and amortization of goodwill was up 72 percent on 2000 and amounted to EUR 188.9 million, which is 7.5 percent of net sales. Nonrecurring expenses of EUR 14.9 million resulted from business restructuring. The factors contributing to the considerable improvement in profitability included the higher share of services, more efficient project implementation and the synergy benefits arising from the merger that created Metso.

Measures to improve profitability were continued

During the year, measures to improve profitability were continued. The unit in Charlotte, USA, was shut down, and production was transferred to other units in the market area. Rationalization measures were initiated during the year to improve the profitability of panelboard and pulping technology, while there was an extensive cost-cutting program in Metso Paper and a drive to improve cost efficiency.

Good inflow of new orders mainly from China and Europe

The markets for pulping and paper technology products were satisfactory. The orders for new paper machine lines were received mainly from China and Europe. In North America, demand was mainly focused on rebuilds of paper and pulp lines and on services. In South America, the demand for pulping technology products was satisfactory. New orders were booked to the value of EUR 1,970 million.

Growth in know-how and aftermarket services

During the year, the volume of service deliveries grew substantially in North America and also in Europe. The merger of Beloit's aftermarket operations into Metso Paper in 2000 was successful, leading to a marked improvement in Metso's position in North America's maintenance and spare parts markets in 2001. New service centers were opened in Beloit, USA and in Wuxi, China. It was decided to open further new centers in Oulu and Järvenpää, Finland.

Order backlog provides a good foundation for 2002

Metso Paper's order backlog at the end of 2001 was EUR 1,043 million. Although this was lower than the previous year, it remains at a good level. As a result of new orders received especially towards the end of 2001, and the continuing brisk demand for maintenance services, Metso Paper has a good foundation for 2002.

New growth from the Metso Future Care business concept

The demand for paper is estimated to continue growing at 2–3 percent a year, in Asia faster. Due to Metso Paper's comprehensive operations, leading market position and technological leadership, this growth can be utilized in full. Investments in North America and Europe are expected to still focus mostly on rebuilds, whereas in Asia, and especially in China, investments in the coming years will continue to focus on new production capacity. Furthermore, the utilization of Metso Paper's extensive number of delivered machines in accordance with the Metso Future Care business concept will create significant new growth potential.

Net sales

EUR million



2500
2000
1500
1000
500
0
1997
1998
1999
2000
2001

Operating profit

EUR million %



200
150
100
50
0
-50
-100
8
6
4
2
0
1997
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Metso Minerals

[illegible]

Key figures

	2000	**2001**
(in millions)	EUR	**EUR**
Net sales	561	**913**
Operating profit before nonrecurring items and amortization of goodwill	30.2	**44.6**
Operating profit	27.7	**14.7**
Orders received	560	**873**
Order backlog, Dec. 31	100	**499**
Personnel, Dec. 31	3,298	**11,725**

Complete solutions for customers' needs

The operations of Metso Minerals are organized into five business lines.

The Crushing and screening business line (69 percent of Metso Minerals' net sales in 2001) is responsible for equipment and solutions used in rock and mineral crushing and classifying and metals recycling, including track mounted and mobile crushing units and systems. Products are sold under the Nordberg name. The Lindemann name is used for metals recycling products.

Products in the Wear protection and conveying business line (7 percent of net sales) include grinding mill linings and other wear, impact, dust and noise protection products, and conveyer belts and components. Products are sold under the Trellex name.

The Minerals processing business line (13 percent of net sales) is responsible for mining industry and industrial minerals' production process solutions, products and aftermarket services for these processes, as well as solutions for transporting, loading and unloading minerals. The product name of the business line is Svedala.

Products of the Compaction and paving business line (8 percent of net sales) are civil engineering compaction and paving solutions and related products including rollers, pavers, planers and concreting equipment. The name of these products is Dynapac.

The Associated products business line (3 percent of net sales) contains drilling equipment for the mining industry.

A diverse customer service and distribution network

Metso Minerals' global customers are concentrating; small companies are consolidating and their scope of activities is widening. This requires that equipment suppliers are also present on all markets and can provide comprehensive solutions alongside individual products.

Metso Minerals has sales and service units, dealers and distributors in approximately 150 countries.

Olli Vaartimo, President,
Metso Minerals
"The main goal of Metso Minerals in 2002 is the successful completion of the integration process. Our focus is on greater efficiency and we are aiming at raising profitability to meet the goals set by Metso. Other near-future challenges are to build a strong distribution network, develop logistics and restructure the units."



The main customer segments are civil engineering contractors and quarries

Customer sectors include mineral processing, aggregate, sand and gravel production, construction, crushing contracting and recycling. The customers include road construction and other contractors, quarries, mines and cement producers. About two thirds of deliveries go to the civil engineering industry, and nearly one third to the mining industry.

Already, over 40 percent of net sales come from aftermarket activities.

Strength in comprehensive product range close to customer

Metso Minerals' competitive advantage derives from its global service network and the most extensive range of delivered products in the sector. Strong technological competence, an in-depth knowledge of customer processes and a firm commitment to aftermarket activities, along with a comprehensive product range, all support local co-operation close to the customer.

Metso Minerals exploits the process and automation know-how of Metso Automation. Automation continues to have an ever-increasing role in mining industry process deliveries, for example. The demand for rock crushing measurement systems is also increasing as the specifications for size and quality of aggregate become tighter.

A few large and numerous small producers

The global markets for rock and mineral processing solutions in those segments where Metso Minerals operates are worth EUR 10–12 billion. Metso Minerals has an approximate 20 percent market share. Population growth and increased GDP are leading to more transport infrastructure, which is raising the demand for aggregate. Stricter environmental requirements are restricting the use of natural gravel and sand and are increasing the demand for crushed rock and also recycled material. The demand for mining industry products follows trends in the demand for and price of metals.

The markets for rock and mineral processing solutions are still fragmented. Alongside a few global manufacturers are many small, local manufacturers. Metso Minerals' most significant competitors in different product segments include Terex and Astec from the USA, Kawasaki from Japan and Sandvik from Sweden.

Growth from aftermarket activities

The need for know-how and aftermarket services and equipment modernization is growing as the demand for new crushers and crushing plants levels off. Metso Minerals has supplied its customers with 30,000 crushers, 15,000 screening systems and 3,000 grinding mills. This vast amount of machinery and equipment gives

Net sales by market area



- Finland 4%
- Other Nordic countries 7%
- Other European countries 28%
- North America 26%
- South America 11%
- Asia-Pacific 14%
- Rest of the world 10%

Personnel by area



- Finland 8%
- Other Nordic countries 15%
- Other European countries 25%
- North America 22%
- South America 12%
- Asia-Pacific 7%
- Rest of the world 11%

good growth potential for know-how and aftermarket services. Metso Minerals currently estimates its share of the aftermarket services for its own delivered equipment to be about one third.

Metso Corporation's automation know-how and use of new communication and information technology are critical as Metso Minerals develops its working methods in line with the Metso Future Care concept. For example, crushers can be equipped with remote monitoring and measurement systems.

The year 2001

Acquisition of Svedala strengthened market position

Metso Minerals' net sales increased by 63 percent in 2001, and totaled EUR 913 million. The majority of the increase was due to the acquisition of Svedala in September.

The operating profit before nonrecurring items and amortization of goodwill improved 48 percent to EUR 44.6 million, which was 4.9 percent of net sales. Nonrecurring expenses were EUR 16.0 million and arose mostly from measures related to the integration of Svedala and making the necessary reserves.

The integration of Svedala into Metso Minerals began immediately after the deal was closed on September 14, 2001. It was decided to merge distribution units and their number will be reduced from over 200 units to 130–140 units. Overlapping production facilities will be merged and several plants will be closed or sold. Svedala's head office functions in Sweden and the USA will be integrated into Metso Minerals and Metso's corporate administration by the end of the first quarter of 2002.

The annual synergy benefits of EUR 70 million from the merger of Svedala and Metso Minerals are expected to be fully realized by 2003. It is estimated that approximately 50 percent will be realized in 2002. Synergy benefits will result mostly from cost savings.

Main markets in Europe and North America

In 2001, the demand for products supplied to the civil engineering industry was relatively good in Europe, except for Germany. However, the market situation in North America weakened. The demand for mining industry products was quiet in North America, but continued at the previous year's level in the Southern Hemisphere.

New orders received were 56 percent more than in the previous year and totaled EUR 873 million. The order backlog grew significantly with the Svedala acquisition, and stood at EUR 499 million at the end of the year.

Metso Minerals invested in production plants in China. The Tianjin production plant mainly manufactures crushers and screening units, while the Wuxing unit focuses on compaction and paving equipment, including rolling and paving machines.

Measures to improve profitability

The main objectives of 2002 are to improve profitability and release capital. The improvement of profitability will be based on the synergy benefits derived from integration and from raising efficiency. Synergy benefits will arise by closing overlapping production and administration and consolidating the distribution network. Working capital will be released by divesting non-core businesses and reducing inventories and sales receivables.

Metso Minerals has taken the first steps to restructure its U.S. production capacity. The Mineral processing business line will sell two foundries and a workshop. Additionally, two units that manufacture stationary and mobile screening units will be closed.

Long-term market outlook

The consumption of crushed rock by the civil engineering industry is expected to rise annually by 2–3 percent over the next 10 years. Due to the TEA21 infrastructure development program approved by the U.S. Congress the funding for highway improvement projects will be increased. A similar program has also been approved in China and other similar projects are currently in process in India and Eastern Europe.

The demand for copper, gold and nickel in the mining industry is expected to rise annually by 3.5–4 percent. The focus of mining operations is shifting from the Northern to the Southern Hemisphere. This will mean increased demand for mining equipment in the south and the strengthening of aftermarket activities in the north.

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Metso Automation

Key figures

	2000	2001
(in millions)	EUR	EUR
Net sales	644	693
Operating profit before nonrecurring items and amortization of goodwill	45.5	28.7
Operating profit	45.0	17.3
Orders received	651	676
Order backlog, Dec. 31	197	182
Personnel, Dec. 31	4,551	4,532

Solutions for all the main areas of process automation

Metso Automation designs, develops and supplies application networks and systems, as well as field solutions, for automation and information management in the process industry.

Operations cover the three main areas of process automation: process automation and information systems, automation and control valves, and process measurements and analyzers.

Metso Automation is divided into three divisions. Field Systems concentrates on automated and control valves and analyzers. Paper Automation specializes in automation and information systems for pulp and paper production. Energy & Process Automation supplies corresponding systems for power generation and other process industries, as well as SCADA systems for oil, gas, electricity and water distribution.

A global service network

Metso Automation has customer service units in 37 countries. These units, together with local representatives and dealers, form an extensive global service network that is also supplemented with e-commerce distribution channels.

Metso Automation sells and markets approximately 80 percent of its products through its own sales network. Approximately 10 percent of sales are related to the deliveries of Metso's other businesses. In most cases, these deliveries are automation systems, control valves and measurement devices and analyzers for the pulp and paper machines produced by Metso Paper, but they also increasingly include automation solutions, valves and measurement systems for the products manufactured by Metso Minerals.

Process industry as a customer

The largest single customer group of Metso Automation is the pulp and paper industry, which accounts for about half of all deliveries. Power and other process industries, such as the hydrocarbon and chemical industry, account for almost all of the other half.

Matti Kähkönen, President, Metso Automation
"In 2002 Metso Automation will focus particularly on improving profitability and cost efficiency. Other key focal areas for development are products and services related to the Metso Future Care business concept and close cooperation with Metso Minerals."



Approximately 60 percent of net sales comes from system and equipment deliveries and 40 percent from aftermarket services.

A strong market position in the pulp and paper industry

The global process automation markets are subdivided into field equipment and analyzers, and systems and information management products. The market totals approximately EUR 60 billion annually, and is increasing at an annual rate of 2–5 percent depending on the product group.

Metso Automation is among the leading suppliers in all of its branches of business. As a global supplier of automation solutions for the pulp and paper industry, Metso is among the three largest in all sub-sectors of the industry, being the market leader in e.g. special analyzers. In deliveries of SCADA systems for oil and gas pipelines, Metso Automation is the market leader in North America and second or third on a global scale depending on the product. As an automation systems supplier for power generation, Metso Automation is among the ten largest in the world. Metso Automation has a similar market position as a valve supplier for the hydrocarbon and chemical industry with a considerable market volume.

The main competitors are major global corporations such as ABB Automation from Switzerland, Emerson Process Management, Honeywell Industrial Control and Flowserve Corporation from the USA, Invensys from the UK and Siemens A&D from Germany.

A key role in the transformation of Metso

Metso Automation is playing a key role as Metso transforms from an equipment supplier into a knowledge-based, technology company. For example, Metso Automation develops remote diagnostic technology and applications that are enabled by wireless communication and information networks. These can be utilized in predictive service and process maintenance in the solutions delivered by Metso Paper and Metso Minerals. Automation expertise is critical in developing the tools for the Metso Future Care business concept.

At the end of October, Metso Automation opened the first remote diagnostics center in Tampere, Finland. The process experts at the center have the option of continuous online connection with customers' pulp mills in order to control and optimize the process. Continuous connection with the customers' processes enables predictive maintenance operations, rapid feedback and reaction to possible disturbances, which results in greater cost efficiency and savings for the customer due to the decrease in maintenance downtime.

Net sales by market area



- Finland 23%
- Other Nordic countries 4%
- Other European countries 21%
- North America 37%
- South America 4%
- Asia-Pacific 8%
- Rest of the world 3%

Personnel by area



- Finland 44%
- Other Nordic countries 2%
- Other European countries 10%
- North America 30%
- South America 9%
- Asia-Pacific 4%
- Rest of the world 1%

Comprehensive product selection

One of the main product names of Metso Automation is metsoDNA, which is used in the automation and information management of pulp, paper and power industries and in SCADA systems. Other important product names are Neles and Jamesbury control valves, Kajaani measurement devices and analyzers, Valmet consistency transmitters, Sensodec systems for paper machine runnability and condition monitoring, and the PaperIQ and PaperLab systems for paper quality management.

The product range of analyzers was expanded in 2001 by acquiring the business of Pulpexpert Oy from Finland. The range of manufacturing execution systems (MES) was strengthened with the acquisition of the majority of the Finnish company, CompuSystems Oy, whose real-time costing system allows paper and pulp manufacturers to convert production information into financial indicators. The range of control products was supplemented by acquiring the US company, Valvcon Corporation, which is the leading designer and manufacturer of electronic actuators and automation solutions for valves.

Significant competitive advantage from strong process expertise

A significant competitive advantage of Metso Automation is its ability to combine automation expertise with strong process know-how. The embedded solutions and open automation network products developed by Metso Automation enable the efficient and economical use of products and processes for their entire life cycle. The structure of Metso enables close cooperation between different businesses, which in turn creates new possibilities to apply process automation in power generation and rock and mineral processing, in addition to the pulp and paper industry. The product development cooperation with Metso Minerals in developing automation and remote control for mining processes is a good example.

The year 2001

Demand was focused on pulp and paper industry applications

Product demand in Europe, which was good in the first half of the year, slowed down but remained satisfactory in the second half. Demand was quiet in North America for the whole year. There was lively demand, however, in China and Brazil. Metso Automation's development was most favorable in the pulp and paper industry, which purchased field equipment and systems, and information management applications. Some delivery contracts were fulfilled together with Metso Paper. Metso Automation's net sales rose by 8 percent to EUR 693 million.

Metso Automation's operating profit before nonrecurring items and amortization of goodwill decreased appreciably from the previous year to EUR 28.7 million, which was 4.1 percent of net sales. Profitability was weakened by the nonrecurring expenses of reorganization mainly in North America, totaling EUR 8.5 million, and the business disturbances caused by this operation. Actions to improve profitability were initiated in all three divisions.

The new orders received amounted to EUR 676 million, which is 4 percent more than in the previous year. The order backlog emphasized automation and information systems whose lead time in production is considerably longer than that of field equipment. The order backlog decreased by 8 percent compared to the end-of-year backlog for 2000 and stood at EUR 182 million at the end of 2001.

Matti Kähkönen, former Vice President of the Field Systems Division, was appointed President of Metso Automation in October, upon the transfer of Arto Aaltonen, the former President, to the position of Executive Vice President of Metso Paper.

A key position for embedded automation solutions in the future

The degree of automation in processes and process equipment will continually increase as high tech applications spread around the world. At the same time, automation will increasingly be embedded in machines and equipment, and will be integrated more tightly with the total information systems of production mills and processes. With the intelligence built into machines and equipment, a clear shift is evident towards the remote monitoring and control of processes as well as predictive maintenance. For this reason, it is expected that volume growth in the automation business will outstrip that of customer industries as a whole, and that the long-term outlook for the automation sector is good.

Net sales


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Metso Ventures

Metso Ventures contains businesses that are synergistic with Metso's core business areas, as well as new businesses and those which are under strategic development. The business area comprises Metso Engineering and Valmet Automotive.

Key figures

	2000	2001
(in millions)	EUR	EUR
Net sales	313	347
Operating profit	26.3	35.4
Orders received	337	371
Order backlog, Dec. 31*	75	98
Personnel, Dec. 31	3,145	3,083

*) Metso Engineering

Metso Ventures plays a special role in Metso

According to Metso's strategy, Metso Ventures forms an organization for businesses that serve the needs of Metso's other businesses or are under strategic development. In addition, Metso Ventures forms an organization for potential future businesses, and for investments in joint ventures, partnership agreements, shares and interests.

The evaluation criteria for new business potential include synergies and technological compatibility with Metso's core businesses, compatibility with Metso's strategy, compatibility with the Metso Future Care concept, earnings potential, organic growth potential and environmental soundness.

Metso Engineering

The goal of Metso Engineering is the establishment of lasting partnerships with customers by means of value-enhancing solutions. Growth is sought from smart gears and materials technology innovations for wind power plants.

Metso Engineering develops, manufactures and supplies wind turbine gears, paper machine drives, other industrial gears and hydrostatic motors, and the related maintenance services. It also offers manufacturing and know-how services related to machine building and materials technology.

Metso Engineering is divided into four business divisions, of which Metso Drives focuses on mechanical power transmission solutions, Metso Hydraulics on hydrostatic power transmission solutions, Metso Works on machine building services and Metso Powdermet on materials technology.

Metso Engineering markets and sells products through its own units. In addition, there is a global cooperation agreement with SEW Eurodrive GmbH from Germany for the purpose of selling and marketing some of the industrial gears.

A quarter of deliveries to customers within Metso Corporation

Two thirds of the net sales of Metso Engineering are generated from gears, of which the largest single product

Sakari Tamminen, President, Metso Ventures

"The most important aim of Metso Ventures in 2002 is to streamline the business portfolio of the business area and to more precisely define the role of our businesses in the future. We will also assess new business potential and the investments allocated to them."



group is the fast-growing wind turbine gears. Major customers are process equipment and systems suppliers, the process industry, and the offshore and shipbuilding sectors. The main market areas of Metso Engineering are Europe and North America. One quarter of Metso Engineering's deliveries derive from customers within Metso Corporation.

Wind turbine gears as the motor for growth

The demand for Metso Engineering's products is mainly dependent on process industry investments and wind power construction. In wind turbine gears, Flender from Germany is the clear market leader. Among the next three – Lohman from Germany, Hansen from Belgium and Metso Engineering – the market shares are almost equal. The total market for wind turbine gears is about EUR 330 million annually. Metso Engineering is also a pioneer in exploiting powder metallurgy technology in the manufacture of demanding machine parts.

Using Metso's process and automation expertise as a competitive advantage

The strengths of Metso Engineering lie in its expertise in machine building and its ability to use Metso's process and automation expertise and global operating network. Examples of this include the intelligence properties of its wind turbine gears, extensive gear maintenance and more durable material solutions.

Metso Engineering in 2001

The net sales of Metso Engineering in 2001 were EUR 211 million, which was 9 percent more than in the previous year. The growth was especially due to the brisk demand for wind turbine gears. Orders for materials technology also increased over the previous year.

Metso Engineering's operating profit in 2001 was EUR 8.0 million, which was 3.8 percent of net sales.

New orders were received to the value of EUR 234 million, which was 7 percent more than in the previous year. The order backlog increased by 31 percent compared with the end of 2000 and amounted to EUR 98 million at the end of 2001.

Attempts to use natural resources more efficiently will lead to the development of new forms of energy

The future outlook of Metso Engineering is based on the development needs of process industry and power generation, which increasingly emphasize the more efficient use of natural resources. Growth requires the development of products related to the construction of wind power, the continuous increase of manufacturing capacity and the strengthening of expertise in materials technology.

Net sales by market area



- Finland 23%
- Other Nordic countries 31%
- Other European countries 34%
- North America 9%
- South America 1%
- Asia-Pacific 2%

Personnel by area



- Finland 93%
- Other Nordic countries 1%
- Other European countries 4%
- North America 2%

Valmet Automotive

Valmet Automotive is an independent, contract manufacturer of specialty cars which focuses on producing and developing cars with special requirements.

Car manufacture is not one of Metso's core businesses defined in its strategy. In November 2001, ThyssenKrupp Automotive AG from Germany acquired a 10 percent minority holding in Valmet Automotive, and it has an option to acquire the remaining 90 percent within two years. ThyssenKrupp Automotive is one of the world's largest system suppliers in the car industry, and ownership of Valmet Automotive would support its strategy of developing as a car manufacturer, too. For Valmet Automotive the cooperation brings strength, especially in marketing and product development.

Long term manufacturing contracts the basis for operation

Valmet Automotive manufactures Saab 9-3 convertibles and the Saab 9-3 Viggen for Saab Automobile AB, the Swedish subsidiary of General Motors, as well as Porsche Boxsters for Porsche AG from Germany. In October 2001, Valmet Automotive and Porsche AG signed a new cooperation agreement that covers the manufacturing of cars at least until 2008 with an option of continuing until 2011.

The combined production of European contract manufacturers of specialty cars increased in 2001 to approximately 350,000 cars annually. The strongest competitors of Valmet Automotive are Pininfarina and Bertone from Italy, Karmann from Germany and Steyr-Daimler-Puch from Austria. Convertibles are a special strength of Valmet Automotive, and it is one of Europe's largest manufacturers in this field.

New products quickly and cost efficiently

Valmet Automotive's main competitive advantages are its high quality, cost efficiency, the competence of its personnel and the flexibility to rapidly retool for new production. The plant's facilities have been upgraded and are currently among the best in Europe. Valmet Automotive became one of the first automotive plants in the world to gain QS-9000 quality certification in 1999. This was followed by ISO 14001 environmental certification in 2001.

Valmet Automotive in 2001

The net sales of Valmet Automotive increased by 15 percent over 2000 and totaled EUR 136 million. The operating profit increased notably, totaling EUR 27.4 million, which was 20 percent of net sales. The demand for specialty cars was fairly good in Europe and the USA, despite the uneven development of the world economy. The production volumes of Valmet Automotive increased, with 41,916 cars being produced in 2001 (38,468 cars in 2000).

In April 2001, Tapio Kuisma, the former Executive Vice President of the company, took over the responsibilities of the retiring President, Juhani Riutta.

Manufacture of specialty cars will increase

The market for specialty cars is expected to continue to grow, even though the outlook for the world economy remains uncertain. Car manufacturers continuously introduce new specialty cars and look for new solutions. New hard-top convertible models are expected to increase the sales of convertibles in both Europe and the USA. Large car manufacturers increasingly outsource car projects to outside partners, which are expected to take responsibility for the whole chain from product development to manufacture.

Cooperation with ThyssenKrupp Automotive brings Valmet Automotive credibility and resources to deliver complete specialty car projects to car manufacturers. The fields of expertise of ThyssenKrupp Automotive and Valmet Automotive complement each other perfectly. The companies have established cooperation workgroups for product development and marketing. The ThyssenKrupp Automotive global contact network is utilized in marketing.

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Linking know-how,
people and innovations.

Pertti Voutilainen, born 1940.
Chairman of the Board.
M.Sc. in Economics and Business Administration,
M.Sc. in Engineering.
Board Member: Fingrid Oyj.
Holdings: 1,280 Metso shares.





Mikko Kivimäki, born 1939.
Vice Chairman of the Board.
Master of Laws.
President and CEO, Rautaruukki Oyj.
Board member: Varma-Sampo Mutual Pension Insurance Company, YIT Corporation.
Holdings: 1,850 Metso shares.

Heikki Hakala, born 1941.
M.Sc. in Economics and Business Administration,
D.Tech. (hon.).
Chairman of the Board: Ilmarinen Mutual Pension Insurance Company.
Board Member: Altia Group Oy, Lassila & Tikanoja plc, Kuusakoski Group Oy, Pohjola Group Insurance Corporation.
Chairman of Supervisory Board: Orion Corporation.
Holdings: 10,262 Metso shares.
Options: 150,000.





Juhani Kuusi, born 1938.
D.Sc. (Tech.)
Senior Vice President, Head of Nokia Research Center.
Board Member: Instrumentarium Corporation.
No holdings.

Pentti Mäkinen, born 1952.
Labor representative, Chief Shop Steward, Metso Paper, Rautpohja, Finland.
No holdings.





Jaakko Rauramo, born 1941.
M.Sc. in Engineering.
Chairman of the Board: SanomaWSOY Oyj, Sanoma Magazines B.V.
Vice Chairman of the Board: Rautakirja Oyj.
Board Member: European Publishers Council, Svenska Dagbladet AB.
Trustee: Reuters Founders Share Company Limited.
Holdings: 1,205 Metso shares.

Markku Tapio, born 1948.
M.Sc. in Political Science.
Director General, State Shareholdings Unit, Ministry of Trade and Industry.
Chairman of the Board: Altia Group Oy, Finnish Industry Investment Ltd.
No holdings.



Shareholdings and options on February 8, 2002.

Auditor
Authorized Public Accountant
SVH Pricewaterhouse Coopers Oy

Executive Board, Boards of Directors of Business Areas, and Corporate Headquarters

Executive Board

Tor Bergman, born 1948.
Chairman of the Executive Board. President and CEO.
M.Sc. in Engineering.
Bergman joined the company in 2001.
Board Member: Federation of Finnish Metal, Engineering and Electrotechnical Industries, Confederation of Finnish Industry and Employers.
Supervisory Board Member: Ilmarinen Mutual Pension Insurance Company.
No holdings.
Options: 160,000.





Sakari Tamminen, born 1953.
Vice Chairman of the Executive Board. Executive Vice President and CFO, Deputy to the President and CEO.
M.Sc. in Economics and Business Administration.
Tamminen joined the company in 1986.
Board Member: Partek Corporation.
Supervisory Board Member: Sampo Life Insurance Company Limited.
Holdings: 780 Metso shares.
Options: 120,000.



Arto Aaltonen, born 1947.
Vice President, Metso Paper.
M.Sc. in Engineering.
Aaltonen joined the company in 1987.
Holdings: 600 Metso shares.
Options: 100,000.

Matti Kähkönen, born 1956.
President, Metso Automation.
M.Sc. in Engineering.
Kähkönen joined the company in 1980.
No holdings.
Options: 90,000.





Juhani Pakkala, born 1945.
President, Metso Paper.
M.Sc. in Engineering.
Pakkala joined the company in 1970.
No holdings.
Options: 100,000.

Harri Luoto, born 1946.
Senior Vice President, General Counsel.
Master of Laws.
Luoto joined the company in 1982.
Holdings: 564 Metso shares.
Options: 45,000.





Olli Vaartimo, born 1950.
President, Metso Minerals.
M.Sc. in Economics and Business Administration.
Vaartimo joined the company in 1974.
Holdings: 1,544 Metso shares.
Options: 100,000.

Shareholdings and options on February 8, 2002.

Boards of Directors of business areas

Metso Paper
Tor Bergman Chairman, President and CEO, Metso
Sakari Tamminen Vice Chairman, Executive Vice President, CFO, Metso
Arto Aaltonen Executive Vice President, Metso Paper
Markku A Karlsson Senior Vice President, Corporate Technology, Metso
Juhani Pakkala President, Metso Paper
Harri Luoto Secretary of the Board, Senior Vice President, General Counsel, Metso

Metso Minerals
Tor Bergman Chairman
Sakari Tamminen Vice Chairman
Markku A. Karlsson
Matti Kähkönen President, Metso Automation
Olli Vaartimo President, Metso Minerals
Harri Luoto Secretary of the Board

Metso Automation
Tor Bergman Chairman
Sakari Tamminen Vice Chairman
Markku A. Karlsson
Matti Kähkönen
Bertel Karlstedt President, Paper Making Lines, Metso Paper
Vesa Kainu Executive Vice President, Metso Minerals
Harri Luoto Secretary of the Board

Metso Ventures
Tor Bergman Chairman
Sakari Tamminen Vice Chairman
Markku A. Karlsson
Juhani Kyytsönen Senior Vice President, Corporate Development, Metso
Tapani Vainio-Mattila President, Metso Engineering
Harri Luoto Secretary of the Board

Corporate Headquarters

Tor Bergman
President and CEO

Sakari Tamminen
Executive Vice President, CFO

Vesa Taatila
Human Resource Development

Eero Leivo
Human Resources Management and Administration

Markku A. Karlsson
Technology

Harri Luoto
Legal Matters

Reijo Kostiainen
Finance

Pekka Hölttä
Treasury

Helena Aatinen
Communications

Tarja Kivelä
Corporate Image

Taina Sollamo
Investor Relations

Juhani Kyytsönen
Corporate Development

Ismo Platan
Information Technology

Jarmo Kääriäinen
Internal Audit

Corporate Governance

The corporate governance system in Metso Corporation favors solutions that are as simple and clear-cut as possible. Corporate governance is based on Finland's Companies' Act and on Metso's Articles of Association. The Corporation's general operating principles and responsibility relationships are described in the documents, "Arrangement of the Management of Metso Corporation" and "Corporate Governance".

Annual General Meeting

The Annual General Meeting is the supreme decision-making body of Metso Corporation and it normally meets once a year. The Annual General Meeting decides on the matters stipulated in the Companies Act such as the acceptance of the financial statements and proposed dividend, the release from liability of members of the Board of Directors and the President and CEO, the election of the members of the Board of Directors and the Auditors and the compensation paid to them.

Board of Directors of Metso Corporation

The Board of Directors of Metso Corporation has ultimate responsibility for the management and proper arrangement of the operations of the Corporation, and for assuring good corporate governance in compliance with legislation and sustainable ethical practice.

The Board of Directors decides upon matters, which, considering the scope and size of the operations of the Corporation, are of major importance. These include the acceptance of the goals of the Corporation and the main strategies for achieving them, the acceptance of annual budgets and action plans, the definition and acceptance of control policies, and the acceptance of the organizational structure of the Corporation.

In accordance with the Articles of Association, the Board of Directors consists of at least five and at most eight members. The term of the members expires at the end of the Annual General Meeting which next follows the meeting at which they were elected. The Annual General Meeting elects a Chairman and Vice Chairman of the Board.

The Chairman and Vice Chairman of the Board form a Compensation Committee which makes proposals to the Board concerning the compensation of the management and the personnel compensation systems.

President and CEO

The Board of Directors of Metso Corporation appoints the President and CEO, and his Deputy. The President and CEO acts as Chairman of the Executive Board, and reports to the Board of Directors.

Executive Board of Metso Corporation

The Executive Board consists of the President and CEO as Chairman, the member designated by the Board of Directors of Metso Corporation as Vice Chairman, and the Presidents of the Business Areas and the officers of the Corporate Headquarters designated by the Board of Directors as members.

The Executive Board assists the President and CEO in matters on the agenda of meetings of the Board of Directors, and considers all matters essential for corporate management, including matters relating to strategies for the Corporation and business areas, acquisitions, divestments, corporate image, monthly reports, interim reviews, key principles governing investor relations, bonus plans and the main principles of human resources policy. The Executive Board deals with and prepares matters relating to capital expenditure on the agenda of the Board of Directors of Metso Corporation.

The Executive Board may have extended meetings, if necessary, in which other executives designated by the Board of Directors may also participate.

Business organization

Metso Corporation is divided into business areas and groups which are accountable for business results and independently manage their duties as required by business operations.

Boards of the Businesses

The Board of Directors of Metso Corporation appoints the Boards of each business area and group. The members are chosen from the Corporate Staff and the Businesses' executives. These Boards may be supplemented with external, non-executive members, chosen for their special knowledge and experience. The business areas and groups have Management Groups which will be formed and meet as required by the needs of business operations.

Management salaries and other benefits

The total compensation of all members of the Management Board is result-based. The annual bonus is based on the result of the Corporation, and, concerning the management of the business areas and groups, also on the result of the business in question. Senior Corporate Management is included in the option schemes.

Auditors

The task of statutory auditing is to check and verify the financial statements and the information given by them on the result and the financial position of the Corporation. The Corporation has one Auditor. The auditors' duties will end at the end of the next Annual General Meeting following their election.

Financial risk management

Due to the broad scope and international nature of its operations, Metso's operating environment includes various financial risks. The most important of these are liquidity, currency, interest rate, and credit risks. The key principles underlying Metso's financial policy, approved by the Board, are risk avoidance and cost-efficient mitigation of factors that might have a negative impact on the Corporation's result or cash flow. The financial policy specifies risk limits, the investment and hedging instruments to be used and approved counterparties.

The task of Metso's Corporate Treasury is to safeguard the availability of the Corporation's equity and debt capital under competitive terms, and to manage financial risks in accordance with the approved financial policy. The Corporate Treasury functions as the counterparty to the operating units, centrally manages external funding and is responsible for the management of financial assets and various hedging operations.

Liquidity

To ensure the Corporation's short-term liquidity, a minimum has been set for cash and revolving credit facilities. Limits have also been set for the ratio of short-term loans to total loans, and for the average remaining maturity of long-term loans. The availability of funds and pricing risks are managed over the longer term by diversifying funding between the money and capital markets and bank loans.

Currency risks

Over half of Metso's net sales originate from outside the euro zone. Different currencies are used not only for customer deliveries, but also for inter-company transactions within Metso. The most important currencies used in invoicing are the euro, the U.S. dollar and the Swedish krona.

In accordance with the Corporation's financial policy, the operating units hedge in full the currency exposures that arise from firm delivery and purchase agreements. In addition, the units can hedge anticipated foreign currency-denominated cash flows, taking into account their significance, the competitive situation and other opportunities to adapt. Upper limits, calculated on the basis of profit impact, have been set on the open currency exposures of the Corporate Treasury. These limits cover net exposures from transfers between units and items arising from financial operations.

The equity of subsidiaries outside the euro zone is affected by exchange rate risks, which may lead to translation differences in the Corporation's consolidated equity. In accordance with the principles applied in Metso, the relevant currency risks are hedged within certain limits by matching the exchange rate differences of long-term currency-denominated balance sheet items against the translation differences of the equity of foreign subsidiaries.

Interest rate risks

Changes in market interest rates and margins influence Metso's financing costs and returns from financial investments. To limit exposure to interest rate risks, limits have been set for the ratio of floating-rate to fixed-rate loans. In addition, the average length of interest rate periods can be influenced by interest rate swaps and other derivative contracts.

Share value risks

Metso has, to some extent, investments in the shares of other listed companies. The risks pertaining to their market value have not been hedged.

Credit and other counterparty risks

When investing cash assets and making derivative contracts, the only accepted counterparties are those that fulfill the credit rating criteria as defined in the financial policy, or those that have been separately approved by the Board. With respect to investments, derivative contracts and borrowing, counterparty-specific limits are set to avoid risk concentrations.

Credit risks pertaining to trade activities are primarily the responsibility of the operating units. The Corporate Treasury provides centralized services related to customer financing and ensures that the financial policy principles are adhered to with respect to terms of payment and the required collateral.





We are expanding our scope from machine manufacturer
to comprehensive supplier of services and the customer's core processes.

Stock Exchange Releases in 2001

The stock exchange releases listed below and other releases can be read in full on Metso's Internet pages at www.metso.com

January

1.2 New names of Metso's business areas have been registered

1.15 Subscription for Metso's shares with warrants

1.16 Metso receives fiber technology orders worth over EUR 80 million

1.23 Metso to supply approx. EUR 110 million paper machine to Papierfabrik Palm

1.24 Metso's offer for Svedala cleared by EU Commission

1.26 Metso extends its offer for Svedala

February

2.5 Subscription for Metso's shares with warrants

2.6 Subscription for Metso's shares with warrants

2.8 Metso's four business areas

2.13 Metso Corporation's financial statements for 2000: Profitability improved significantly – order intake increased

2.13 Metso's Board of Directors' proposals to the Annual General Meeting on March 28, 2001

2.14 Metso Paper to rebuild paper machine at Metsä-Serla's Kyro mill

2.16 Subscription for Metso's shares with warrants and admission of additional number of shares to listing

2.20 Metso will purchase remaining Svedala management options

2.23 Notice of Annual General Meeting

March

3.6 Metso extends its order for Svedala

3.22 Proposal on the composition of the Board of Directors of Metso Corporation

3.28 The Annual General Meeting of Metso Corporation: Dividend of EUR 0.60 per share

April

4.5 Metso supplies materials technology to CERN

4.9 Tapio Kuisma appointed President of Valmet Automotive

4.9 Metso extends its offer for Svedala

4.10 Metso acquires further shares of Svedala

May

5.3 Metso's Interim Review, January 1 – March 31, 2001: Improved profitability; increased order backlog

5.8 Metso Paper to supply chemical pulping technology for Assidomän in Sweden

5.15 Metso to complement its control product offering

5.22 Metso to deliver a wheat straw particleboard plant to China

5.29 Metso extends its offer for Svedala

June

6.7 Metso agrees on sale of grinding mills business

6.7 Metso agrees with Sandvik on sale of the EU remedy package

6.11 Metso applies for listing of A-warrants on the main list of the Helsinki Exchanges

6.14 Metso to supply a linerboard machine to China

6.18 Metso extends its offer for Svedala

6.28 Metso to enlarge its offices in Jyväskylä, Finland

6.29 Metso extends its offer for Svedala

July
7.18 Capital Group Companies, Inc.'s holdings of Metso over 5 per cent
7.19 Metso extends its offer for Svedala

August
8.7 Metso's Interim Review, January 1 – June 30, 2001: Further improvement in profitability
8.13 Metso extends its offer for Svedala

September
9.4 Metso's offer for Svedala near completion – no further extension
9.7 Metso obtains FTC approval for its acquisition of Svedala
9.10 Metso to complete its offer for Svedala
9.11 Metso and Svedala to create world leader in rock and mineral processing technology
9.20 Sale of Metso's grinding mill operations to Outokumpu concluded
9.27 The Boards of Directors of Metso's business areas
9.27 Changes in responsibilities of Metso's management
9.27 Addition to the Boards of Directors of Metso's business areas on September 27, 2001

October
10.1 Metso to supply LWC paper line to China
10.2 Metso completes sale of remedy package to Sandvik
10.9 Metso's chemical pulping technology chosen for Stendal kraft pulp mill in Germany
10.19 Metso's financial information in 2002
10.24 Valmet Automotive and Porsche agree upon long-term cooperation
10.24 ThyssenKrupp Automotive AG to acquire a part of Valmet Automotive
10.31 Metso's Interim Review January 1 – September 30, 2001: Improved profitability

November
11.13 Metso to launch an inaugural Euro bond offering
11.16 Metso Paper opened a new service Center in Stateline, USA.
11.27 Metso to establish new service technology center at Järvenpää, Finland
11.28 Metso to open two manufacturing plants in China
11.29 Metso launched and priced its EUR 500 million debut eurobond offering

December
12.12 Metso Minerals to divest or close down non-core businesses and overlapping manufacturing units
12.12 Metso to supply on-machine LWC papermaking line to China
12.13 Franklin Resources Group's holdings in Metso
12.14 New Board appointed for Valmet Automotive
12.18 Metso to supply world's largest newsprint line to Stora Enso
12.21 Metso agrees with The General Casting Company on sale of Hodge foundry
12.27 Metso acquires Raisio Chemical's minority holding of Valmet-Raisio

The main function of Investor Relations in Metso is to inform the capital markets in matters concerning Metso and its operating environment. Our goal is to provide correct, adequate and up-to-date information regularly and equally to all market participants. In doing this, we aim for promptness, openness and good service.

The Corporation's top management is highly committed to serving the needs of the capital markets. Capital market representatives mainly meet with the President and CEO of Metso and the Executive Vice President and CFO. The top management of Metso's business areas provide information on the most important matters concerning their area and are present at the annual Capital Markets Day events. Contacts and appointment requests are handled by Investor Relations.

Metso will not be in contact with capital market representatives during a period of three week prior to the publication and announcement of its full year or interim results.

Contact information for Investor Relations

Taina Sollamo, Vice President, Investor Relations
(on maternity leave until the end of 2002)
Tel. +358 20 484 3159, fax +358 20 484 3176
Email: taina.sollamo@metso.com

Anna-Mari Tiilikainen, Manager, Investor Relations
Tel. +358 20 484 3273, fax +358 20 484 3176
Email: anna-mari.tiilikainen@metso.com

Liisa Hellén, Assistant, Investor Relations
Tel. +358 20 484 3117, fax +358 20 484 3176
Email: liisa.hellen@metso.com

North America:
Mike Phillips
Senior Vice President, Finance and Administration
Tel. +1 617 369 7850, fax +1 617 369 7877
Email: mike.phillips@metso.com

Additional investment information on Metso is available at the Corporation's web site at: www.metso.com/investors.

Symbols and units used in trading

Metso Corporation has a single series of shares and the Corporation's shares are quoted on the Helsinki Exchanges and on the New York Stock Exchange.

On the Helsinki Exchanges Metso's shares are traded using the ticker symbol MEO1V and one trading unit is 100 shares. The trading currency is the euro. Metso ADS (American Depository Shares) are traded on the New York Stock Exchange and one Metso ADS represents one Metso share. Metso's ticker symbol on the New York Stock Exchange is MX and the trading currency is the dollar.

Indexes

Metso's shares are included in at least the following indexes:
HEX General Index
HEX Portfolio Index
HEX Metal Index
HEX 25
Dow Jones Sustainability Index

Additional information on Metso

News service identifiers used for Metso
Reuters: MEO1V.HE
Bloomberg: MEO1V FH
Startel: MEO1V

Analysts

At least the following analysts have, in Metso's view, regularly monitored Metso Corporation during the year 2001. The listed analysts monitor Metso Corporation on their own initiative. Metso is not responsible for their views.

Company	Analyst	Telephone
Helsinki		
Aktia Securities	Jan Lundberg	+358 10 247 6410
Alfred Berg	Robert Sergelius	+358 9 2283 2710
CAI Cheuvreux Nordic	Jan Kaijala	+358 9 6969 2969
Carnegie Finland	Ben Wärn	+358 9 6187 1242
Conventum Securities	Tuomas Hirvonen	+358 9 5499 3322
Deutsche Bank	Carl-Henrik Frejborg	+358 9 2525 2551
Enskilda Securities	Johan Lindh	+358 9 6162 8726
Evli Securities	Pekka Spolander	+358 9 4766 9201
Handelsbanken Investment Banking	Kalle Uljas	+358 10 444 2454
Mandatum Stockbrokers	Eeva Mäkelä	+358 10 236 4851
Nordea Securities	Ville Kivelä	+358 9 1234 0435
Opstock Securities	Susanna Päiväniemi	+358 9 404 4393
London		
ABG Sundal Collier	Klas Andersson	+44 207 905 5632
Credit Suisse First Boston	Patrick Marshall	+44 207 888 0289
Dresdner Kleinwort Benson	Marcus Storr	+44 207 475 2467
HSBC Securities	Roddy Bridge	+44 207 336 4218
JP Morgan	Michael Clark	+44 207 325 4241
Lehman Brothers	Peter Lawrence	+44 207 256 4706
Morgan Stanley Dean Witter	Gideon Franklin	+44 207 425 6649
Schroder Salomon Smith Barney	Tim Adams	+44 207 986 4057
WestLB Panmure Limited	Harry Philips	+44 207 860 3564
Stockholm		
Danske Securities	Mikael Sens	+46 8 5688 1541
UBS Warburg	Anders Fagerlund	+46 8 456 7330

Complete addresses can be read on the home pages of each business.

Metso Paper (www.metsopaper.com),

Metso Minerals (www.metsominerals.com),

Metso Automation (www.metsoautomation.com) and

Metso Engineering (www.metsoengineering.com).

Corporate headquarters

Metso Corporation
Corporate Headquarters
Fabianinkatu 9 A, PO Box 1220
FIN-00101 Helsinki, Finland
Tel. +358 20 484 100
Fax +358 20 484 101

Metso USA Inc.
133 Federal Street
Suite 302
Boston, MA 02110, USA
Tel. +1 617 369 7850
Fax +1 617 369 7877

Business areas

Metso Paper
Rautpohjankatu
PO Box 587
FIN-40101 Jyväskylä, Finland
Tel. +358 20 482 150
Fax +358 20 482 151

Metso Minerals
Lokomonkatu 3
PO Box 307
FIN-33101 Tampere, Finland
Tel. +358 20 484 140
Fax +358 20 484 141

Metso Automation
Tulppatie 1
PO Box 310
FIN-00811 Helsinki, Finland
Tel. +358 20 483 150
Fax +358 20 483 151

Metso Ventures

Metso Engineering
Puunaulakatu 3
PO Box 51
FIN-28101 Pori, Finland
Tel. +358 20 484 110
Fax +358 20 484 111

Valmet Automotive
Autotehtaankatu 14
PO Box 4
FIN-23501 Uusikaupunki, Finland
Tel. +358 20 484 180
Fax +358 20 484 181

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by "expects", "estimates", "forecasts" or similar expressions, are forward-looking statements. Since these statements are based on current decisions and plans and currently known factors, they involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company. Such factors include, but are not limited to: (1) general economic conditions, including fluctuations in exchange rates and interest levels, which influence the operating environment and profitability of customer industries and groups and thereby the orders received by the company and their margins; (2) the competitive situation, especially significant technological solutions developed by competitors in the company's business areas; (3) the company's own operating conditions, such as the success of production, product development and project management and their continuous development and improvement; and (4) the success of pending and future acquisitions and restructuring and changes in the company's business strategy.

... design Viherjuuren Ilme Oy Printing Savypaino Paper Cover Rives Design Ice white 250 g/m^2, inside pages Novatech Single Matt 150 g/m^2

Metso Corporation
Corporate Headquarters
Fabianinkatu 9 A
PO Box 1220, FIN-00101 Helsinki
Finland
Tel. +358 20 484 100
Fax +358 20 484 101
www.metso.com

metso

MEVSK01AEN

Financial Statements 2001

Linking Innovations

metso

Contents

Annual General Meeting

The Annual General Meeting of Metso Corporation will be held in the Marina Congress Center at Katajanokanlaituri 6, FIN-00160 Helsinki, on Wednesday March 27, 2002, at 12 noon. Registration of the shareholders participating in the meeting and distribution of ballots will begin at 11 a.m.

The shareholders who have been entered as shareholders in the Corporation's shareholder register maintained by the Finnish Central Securities Depository Ltd. by Friday March 15, 2002 at the latest, shall have the right to participate in the Annual General Meeting.

Shareholders who wish to participate in the meeting should notify the Corporation of their intention to participate no later than 4 p.m., March 22, 2002, either by mail to Metso Corporation, PO Box 1220, FIN-00101 Helsinki, or by phone at +358 (0) 10 808 300, by fax at +358 (0)20 484 3125 or by email at soili.johansson@metso.com. Written notices of participation must be received by the above-mentioned deadline. Powers-of-attorney should also be sent to the above address by the same deadline.

Dividend

The Board of Directors has decided to propose to the Annual General Meeting that a dividend of EUR 0.60 per share be paid for 2001.

Dividends will be paid to those shareholders who are entered in the Corporation's shareholder register maintained by the Finnish Central Securities Depository Ltd. on the record date for payment of dividends, i.e. on April 4, 2002. The actual payment of dividends will take place on April 11, 2002.

Financial reviews to be published by Metso Corporation in 2002

In addition to the financial statements for 2001 and the Corporation's Annual Report for 2001, Metso Corporation will publish three interim reviews on the following schedule:

Interim review for January–March	April 30, 2002
Interim review for January–June	July 31, 2002
Interim review for January–September	October 30, 2002

Ordering of financial reviews

The financial reports and reviews will be published in Finnish, English and Swedish. They can be ordered by mail from Metso Corporation, Corporate Communications, PO Box 1220, FIN-00101 Helsinki, by phone at +358 (0)20 484 100, by fax at +358 (0)20 484 3123, or by email at metso.info@metso.com.

Metso Corporation's financial reviews will also be published on Metso's Internet pages at http://www.metso.com.

Changes of address

Should your address have changed, you are requested to send written notification of this to the bank where your book-entry account is held or, if your account is held at the Finnish Central Securities Depository Ltd., please send notification to:

Finnish Central Securities Depository Ltd.
PO Box 1260
FIN-00101 Helsinki
(free customer helpline available Monday to Friday from 9 a.m.– 4 p.m., tel. +358 (0) 800 180500)

Shares and Shareholders

Breakdown by shareholder category on December 31, 2001



- UPM-Kymmene Corporation 14.6%
- The Finnish Government 11.5%
- Finnish private investors 5.2%
  Finnish institutions, companies and foundations 23.3%
- Nominee-registered and foreign ownership 45.4%

Share capital and shares

The share capital of Metso Corporation is EUR 231,625,926.50. According to the Articles of Association, the share capital may be EUR 170 million at minimum and EUR 680 million at maximum. The Corporation has a single series of shares, the nominal value being EUR 1.70. On December 31, 2001, the total number of shares issued by Metso Corporation was 136,250,545.

Redemption obligation clause

Any shareholder whose ownership of the Corporation's shares or the voting rights produced by those shares reaches or exceeds 33 1/3 percent or 50 percent, is obliged to redeem the shares of the other shareholders upon demand and in the manner defined in the Articles of Association.

Own shares

The Annual General Meeting, held on March 28, 2001, authorized the Board of Directors to decide, within one year of the Annual General Meeting, on the acquisition of the Corporation's own shares, using its distributable funds, to an amount that would not exceed 5 percent of the Corporation's share capital. These shares would be used as payment in acquisitions or to finance investments. The Meeting also authorized the Board of Directors to decide on the disposal of the Corporation's own shares. In 2001, none of the Corporation's own shares were acquired or disposed. On December 31, 2001, the Corporation held 60,841 of its own shares, acquired for a total price of EUR 654,813 (EUR 10.76/share).

Board authorizations

The Annual General Meeting on March 28, 2001, authorized the Board to decide on a new rights issue and an issue of convertible bonds and/or share options within one year of the Annual General Meeting, provided that no more than 12,500,000 shares of the Corporation with a nominal value of EUR 1.70 may be subscribed for as a result of the new rights issue or the issue of convertible bonds or share options, and that the Corporation's share capital may be raised in total by no more than EUR 21,250,000. The Board of Directors had not exercised this authorization by December 31, 2001.

Quotation of shares

The quotation of Metso Corporation's shares began on the main list of the Helsinki Exchanges (HEX:MEO1V) and on the New York Stock Exchange (NYSE:MX) on July 1, 1999. During 2001, a total of 52 million Metso Corporation shares were traded on the Helsinki Exchanges to a value of EUR 579 million, the average share price being EUR 11.16. In the same period, 1 million ADS (American Depository Shares) were traded on the New York Stock Exchange to a value of USD 10 million, the average price of an ADS being USD 10.28. Each ADS represents one share.

Bonds with warrants and options

Metso Corporation currently has one option program, which is designed to be part of the incentive system for key personnel. The program gives the right to subscribe for a maximum of 6,000,000 shares, and involves 218 persons. The options giving the right to subscribe for shares may be exercised in periods staggered between April 1, 2001 and April 30, 2005, and the subscription price per share is EUR 15.00 less the paid dividend. Additionally, a total of 688,070 Metso Corporation shares had been subscribed for by the end of the report year, on the basis of options issued in 1994 and inherited from Valmet Corporation, at a subscription price of EUR 10.09. A total of 50,000 options issued in 1996 and transferred from Rauma Corporation had not been exercised by December 31, 2001. Of these, 25,000 entitled subscription for 25,000 Metso Corporation shares at a subscription price of EUR 15.44 between April 2, 2000 and January 31, 2002, and likewise 25,000 entitled subscription for 25,000 Metso Corporation shares at a subscription price of EUR 15.44 between April 2, 2001 and January 31, 2002. No share entitlements provided by options transferred from Rauma Corporation were subscribed for in 2001.

Shareholdings of the Board of Directors and the Management

On December 31, 2001, the members of the Metso Corporation's Board of Directors held 14,597 Metso shares, equivalent to 0.01 percent of the Corporation's shares and the accompanying voting rights. The President and CEO Tor Bergman owned 160,000 options, giving the right to subscribe for an equal number of shares in accordance with the terms and conditions of the

Earnings/share and dividend/share


EUR
EUR
2.0
1.5
1.0
0.5
0.0
-0.5
0.8
0.6
0.4
0.2
0
1997 1998 1999 2000 2001*
Dividend/share
*) Proposal by the Board of Directors

Equity/share


EUR
10,0
8,0
6,0
4,0
2,0
0,0
1997 1998 1999 2000 2001

Market capitalization


EUR million
1800
1600
1400
1200
1000
800
600
400
200
0
1997 1998 1999 2000 2001

options. Mr. Bergman did not own any Metso shares. Executive Vice President and CFO Sakari Tamminen owned 780 Metso shares and 120,000 options.

The taxable value of Metso's share in Finland

The taxable value of Metso Corporation's share in Finland in 2001 was EUR 8.12 / share.

Dividend policy

Metso's objective is to distribute an annual dividend equivalent to at least one third of the average earnings per share over five years. The dividend policy is founded on the Corporation's long-term profitability and financial strength.

Shareholders

At the end of 2001, Metso had approximately 24,000 shareholders. Metso's biggest shareholders were UPM-Kymmene Corporation, which owned 14.6 percent of all shares, and the Finnish Government with an 11.5 percent holding. Nominee-registered shares and shares in direct foreign ownership accounted for 45.4 percent of all shares. Private individuals held 5.2 percent of all shares.

Insiders

Under the Securities Market Act, the permanent insiders in Metso Corporation based on their positions are the members of the Board of Directors, the President and CEO and the Auditor, or the principally responsible auditor of a firm of public accountants. In addition, Metso Corporation's extended list of insiders includes the members of the Executive Board.

Metso Corporation's register of insider holdings is maintained by the Corporate Legal Department, which updates the information in the Central Securities Depository. Metso Corporation's extended insider holdings are presented on the Corporation's homepages at www.metso.com > Metso > Management > Insiders.

Breakdown of share ownership on December 31, 2001

Number of shares	Number of shareholders	% of shareholders	Total number of shares	% of share capital	Number of votes	% of number of votes
1 – 100	11,152	46.6%	483,045	0.3%	483,045	0.3%
101 – 1,000	10,692	44.6%	3,551,886	2.6%	3,551,886	2.6%
1,001 – 10,000	1,877	7.8%	4,578,711	3.4%	4,578,711	3.4%
10,001 – 100,000	189	0.8%	5,473,974	4.0%	5,473,974	4.0%
Over 100,000	54	0.2%	122,148,729	89.7%	122,148,729	89.7%
Shares to be transferred or not converted into book entries			14,200	0.0%	14,200	0.0%
Total	23,964	100%	136,250,545	100%	136,250,545	100%

Metso's biggest shareholders on December 31, 2001

	Shares	Percentage of share capital
UPM-Kymmene Corporation	19,922,115	14.6%
The Finnish Government	15,695,287	11.5%
Ilmarinen Mutual Pension Insurance Company	4,699,378	3.4%
Varma-Sampo Mutual Pension Insurance Company	3,983,493	2.9%
Suomi Mutual Life Assurance Company	1,825,670	1.3%
Suomi Insurance Company Limited	1,600,000	1.2%
	3,425,670	**2.5%**
Pohjola Non-Life Insurance Company Limited	1,900,000	1.4%
Odin Norden	1,310,876	1.0%
Odin Finland	131,537	0.1%
	1,442,413	**1.1%**
The Local Government Pensions Institution	1,021,219	0.8%
Merita Pension Fund Ltd	337,185	0.3%
Nordea Optima Fund	234,836	0.2%
Nordea Fennia Fund	166,800	0.1%
Nordea Life Assurance Ltd	68,252	0.1%
Nordea Foresta Fund	67,900	0.0%
Nordea Securities	66,547	0.0%
Nordea Bank Finland	50,000	0.0%
	991,520	**0.7%**
Svenska Litteratursällskapet i Finland	828,477	0.6%
Federation of Finnish Metal, Engineering and Electrotechnical Industries	749,796	0.6%
Sampo Finnish Equity Fund	244,700	0.2%
Sampo Life Insurance Company Limited	186,200	0.1%
Sampo European Balanced Fund	103,700	0.1%
Sampo Finnish Institutional Equity Fund	65,000	0.1%
Sampo Global Balanced Fund	56,400	0.0%
	656,000	**0.5%**
OP-Tuotto Mutual Fund	242,100	0.2%
Opstock Finland Index Mutual Fund	105,777	0.1%
OKO Bank Group Pension Fund	82,900	0.1%
OKO Bank	58,500	0.0%
OP Pirkka Mutual Fund	50,600	0.0%
OP Spektri Mutual Fund	46,500	0.0%
	586,377	0.4%
Nominee-registered shares	60,231,539	44.2%
Other shareholders*	20,117,261	14.8%
Total	**136,250,545**	**100.0%**

*) Includes 60,841 shares held by Metso Corporation

Shares and Shareholders

Share capital and share data 1997–2001

(In EUR millions, except for per share data and share prices)

	1997	1998	1999	2000	2001
Share capital, Dec. 31	228	228	228	230	**232**
Number of shares					
Number of outstanding shares, Dec. 31	135,826,010	135,826,010	135,256,434	135,501,634	**136,189,704**
Average number of shares	136,264,946	135,826,010	135,631,740	135,363,537	**136,135,223**
Number of shares redeemed and canceled	1,089,170	-	-	500,000	**-**
Number of own shares, Dec. 31	-	-	560,841	60,841	**60,841**
Trading volume, Helsinki Exchanges	97,260,307	74,734,449	46,058,568	39,455,032	**51,858,765**
% of shares**	97.1	74.6	46.0	40.5	**52.5**
Earnings / share	1.78	1.37	(0.22)	0.90	**1.09**
Dividend / share	0.55	0.59	0.40	0.60	**0.60***
Dividend	74	80	54	81	**82***
Dividend / earnings, %	31	43	neg.	67	**55***
Effective dividend yield, %	4.3	5.1	3.0	5.2	**5.2***
P/E ratio	7.21	8.34	neg.	13.00	**10.62**
Equity / share	8.56	8.88	7.98	10.51	**10.78**
Highest share price	19.30	18.53	13.70	16.20	**14.10**
Lowest share price	11.60	7.72	8.26	8.61	**7.81**
Average share price	15.63	13.00	10.76	12.67	**11.16**
Share price, Dec. 31	12.85	11.43	12.90	11.90	**11.80**
Market capitalization, Dec. 31	1,745	1,553	1,752	1,612	**1,608**

*) Proposal by the Board of Directors

**) Of the total amount of shares for public trading

Formulas for calculation of share-related indicators are on page 58.

American depositary shares

(Each ADS represents one share)	2000	2001
Trading volume (NYSE)	950,824	**980,606**
Earnings/ADS, USD	0.97	**0.98**
Highest ADS price, USD	16.25	**11.30**
Lowest ADS price, USD	7.75	**7.68**
ADS price, Dec. 31, USD	10.75	**10.45**

Monthly turnover and average share price on the Helsinki Exchanges


100 EUR million
EUR 15
80
12
60
9
40
6
20
3
0
0
7/99 8/99 9/99 10/99 11/99 12/99 1/00 2/00 3/00 4/00 5/00 6/00 7/00 8/00 9/00 10/00 11/00 12/00 1/01 2/01 3/01 4/01 5/01 6/01 7/01 8/01 9/01 10/01 11/01 12/01
Monthly turnover, EUR million
Average monthly share price, EUR

HEX indices and share index


250
200
150
100
50
0
7/99 7/99 8/99 9/99 10/99 11/99 12/99 1/00 2/00 3/00 4/00 5/00 6/00 7/00 8/00 9/00 10/00 11/00 12/00 1/01 2/01 3/01 4/01 5/01 6/01 7/01 8/01 9/01 10/01 11/01 12/01
HEX General Index
HEX Portfolio Index
HEX Metal and Engineering Index
Metso Share Index

Net sales


EUR million
5000
4000
3000
2000
1000
0
1997 1998 1999 2000 2001

Operating profit


EUR million
%
400
300
200
100
0
-100
8
6
4
2
0
1997 1998 1999 2000 2001
Nonrecurring items and amortization of goodwill (1999–2001)
Operating profit percentage

Orders received


EUR million
5000
4000
3000
2000
1000
0
1997 1998 1999 2000 2001

Markets

In 2001, Metso's net sales rose and the result continued to improve. Despite the slowdown in economic growth, demand for Metso's products was at quite a good level in the first months of the year under review. In the second half, although there was growing uncertainty in Metso's main markets in Europe and North America, the orders received remained satisfactory.

The markets for fiber and paper technology products were satisfactory in Europe but weakened in North America, especially in the second half of the year. New paper machine investment projects were pending mainly in China and also somewhat in Europe. The demand for aftermarket services remained good.

The demand for rock and mineral processing products supplied to the civil engineering industry was relatively good in Europe, except for Germany. However, the market situation in North America weakened clearly during 2001. The demand for mining industry products was quiet in North America, but continued at the previous year's level in the Southern Hemisphere.

The demand for automation and control technology products in Europe was good in the first half of the year and satisfactory in the second half. In North America, there was a clear weakening in demand.

Orders received and order backlog

In 2001, Metso received new orders worth EUR 3,778 million, or 7 percent less than in the comparison year (excluding the divested Timberjack). 50 percent of new orders originated from Europe, 24 percent from North America, 16 percent from Asia-Pacific, 6 percent from South America, and 4 percent from the rest of the world.

The value of orders received by Metso Paper was 26 percent lower than in the comparison year. Orders for new paper making lines were received from China and Europe. Otherwise, orders were focused mainly on rebuilds of pulp and paper making lines and aftermarket services. The value of orders received by Metso Minerals increased 56 percent on the comparison year, largely due to the Svedala acquisition. The orders received by Metso Automation were 4 percent up on the comparison year. The orders of Metso Ventures, as well, increased by 10 percent on the comparison year, especially due to orders for wind turbine gears.

At the end of the year, Metso's order backlog was 7 percent lower than in the comparison year, totaling EUR 1,772 million.

Net sales

Metso's net sales were EUR 4,343 million, an increase of 17 percent over the comparison year (excluding Timberjack). Of the Corporation's net sales, 57 percent originated from Metso Paper's, 20 percent from Metso Minerals', 15 percent from Metso Automation's and 8 percent from Metso Ventures' deliveries.

Exports and operations outside Finland accounted for 87 percent of the Corporation's net sales, totaling EUR 3,764 million. 51 percent of net sales came from Europe, 26 percent from North America, 12 percent from Asia-Pacific, 8 percent from South America and 3 percent from the rest of the world.

Sales between business areas, EUR 131 million in total, have been eliminated from the Corporation's net sales.

Result

Metso's results improved on the previous year. The consolidated income before extraordinary items and income taxes was EUR 222 million (EUR 180 million). In particular, Metso Paper's results improved due to increased deliveries and the efficient implementation of projects. Metso Minerals' results were burdened by a weakened market, the Svedala acquisition process and the intensive integration of businesses towards the end of the year. Metso Automation's results weakened, particularly in North American operations. The Corporation's operating profit was EUR 246 million, which was 5.7 percent of net sales.

Nonrecurring restructuring and other expenses totaled EUR 43 million, while nonrecurring gains from the sale of shares totaled EUR 47 million.

The Corporation's net financial expenses were EUR 24 million, and included dividends received totaling EUR 12 million and expenses of EUR 5 million for temporary financing arranged for the Svedala acquisition.

Reported in extraordinary expenses are accounting adjustments of EUR 8 million, net of taxes, related to Metso Automation's U.S. operations and Metso Engineering's German operations in earlier years.

Net income excluding extraordinary items was EUR 149 million. Earnings per share were EUR 1.09, and excluding nonrecurring items and amortization of goodwill, EUR 1.26. The return on capital employed (ROCE) was 12.3 percent and the return on equity (ROE) was 10.4 percent.

The Corporation's tax rate was 32.4 percent (32.8%).

Businesses

Key figures for Metso Paper

(in millions)	1–12/01 EUR	1–12/00 EUR	Change %
Net sales	2,521	2,286	10
Operating profit before nonrecurring items and amortization of goodwill	188.9	109.8	72
% of net sales	7.5	4.8	
Operating profit	163.4	106.4	54
% of net sales	6.5	4.7	
Orders received	1,970	2,648	(26)
Order backlog, Dec. 31	1,043	1,603	(35)

Metso Paper's net sales increased by 10 percent on the comparison year and totaled EUR 2,521 million. Net sales increased in the Pulping Technology and Paper Technology groups due to large project deliveries and growth in service operations. The net sales of the Other Businesses group fell due to weak market demand for panelboard technology products. The operating profit before nonrecurring items and amortization of goodwill improved by 72 percent on the comparison year and was EUR 188.9 million. Metso Paper's nonrecurring expenses were EUR 14.9 million, caused by the closure of Paper Technology's Charlotte unit and the transfer of operations to other units in the United States (EUR 12.9 million), and by the restructuring of Pulping Technology's operations in Sweden (EUR 2.0 million). Contributing to the considerable improvement in profitability were an increase in the share of aftermarket services, more efficient project implementation and the synergy benefits achieved by the merger creating Metso. The order backlog of Metso Paper at the end of the year was 35 percent lower than at the end of 2000 and stood at EUR 1,043 million.

Net sales by business area


Metso Paper 57%
Metso Minerals 20%
Metso Automation 15%
Metso Ventures 8%

Net sales by market area


Finland 14%
Other Nordic countries 10%
Other European countries 27%
North America 26%
South America 8%
Asia-Pacific 12%
Rest of the world 3%

Key figures for Metso Minerals

	1–12/01	1–12/00	Change
(in millions)	EUR	EUR	%
Net sales	913	561	63
Operating profit before nonrecurring items and amortization of goodwill	44.6	30.2	48
% of net sales	4.9	5.4	
Operating profit	14.7	27.7	(47)
% of net sales	1.6	4.9	
Orders received	873	560	56
Order backlog, Dec. 31	499	100	399

Metso Minerals' net sales were EUR 913 million, a 63 percent increase on the comparison year. The increase in net sales was mainly due to the Svedala acquisition completed in September. The operating profit before nonrecurring items and amortization of goodwill increased by 48 percent on the previous year and was EUR 44.6 million. Metso Minerals' nonrecurring expenses of EUR 16.0 million were mainly caused by measures related to integration or preparations for them. The order backlog at the end of the year was EUR 499 million.

Key figures for Metso Automation

	1–12/01	1–12/00	Change
(in millions)	EUR	EUR	%
Net sales	693	644	8
Operating profit before nonrecurring items and amortization of goodwill	28.7	45.5	(37)
% of net sales	4.1	7.1	
Operating profit	17.3	45.0	(62)
% of net sales	2.5	7.0	
Orders received	676	651	4
Order backlog, Dec. 31	182	197	(8)

Metso Automation's net sales increased by 8 percent on the comparison year and totaled EUR 693 million. The net sales growth was due to the project orders received in the first months of the year, growth in service operations and the acquisitions made at the end of 2000. Metso Automation's operating profit before nonrecurring items and amortization of goodwill fell 37 percent from the comparison year and totaled EUR 28.7 million. Profitability was weakened mainly by the restructuring of North American operations and the disturbances this caused to business. The nonrecurring expenses that resulted from restructuring totaled EUR 8.5 million. The order backlog shrank by 8 percent compared with the order backlog at the end of 2000, and totaled EUR 182 million at the end of 2001.

Key figures for Metso Ventures

	1–12/01	1–12/00	Change
(in millions)	EUR	EUR	%
Net sales	347	313	8
Operating profit	35.4	26.3	35
% of net sales	10.2	8.4	

The net sales of Metso Engineering, which is part of Metso Ventures, increased by 9 percent on the comparison year, totaling EUR 211 million. The growth was due primarily to increased deliveries of wind turbine gears and machine building services. Metso Engineering's operating profit declined by 25 percent on the comparison year and totaled EUR 8.0 million. Orders received were EUR 234 million (EUR 218 million in 2000). The order backlog at the end of the year was 31 percent higher than at the end of 2000, totaling EUR 98 million (EUR 75 million).

The net sales of Valmet Automotive, also part of Metso Ventures, increased by 14 percent on the comparison year and totaled EUR 136 million. The operating profit clearly improved and was EUR 27.4 million. In 2001, 41,916 cars were manufactured (38,468 cars in 2000).

Cash flow and balance sheet

Metso's net cash provided by operating activities was EUR 235 million. Net interest bearing liabilities totaled EUR 1,251 million. The acquisition of Svedala completed in September raised the amount of net interest bearing liabilities by EUR 1,371 million. Gearing, i.e. the ratio of net interest bearing liabilities to shareholders' equity, was 84.8 percent. The Corporation's equity to assets ratio was 31.1 percent.

Metso's objective is to return the gearing ratio to less than 50 percent by the end of the first quarter of 2003. It is intended to be accomplished by selling non-core assets and businesses and by releasing working capital tied up in inventories and accounts receivable, especially in Metso Minerals.

Financing

In November, Metso launched a EUR 500 million inaugural Eurobond offering which will mature on December 11, 2006. The issue was priced at a re-offer spread of 200 bps versus mid-swaps over five years and pays a coupon of 6.25 percent. The issue was used for the refunding of certain bank loans taken for the acquisition of Svedala.

Standard & Poors have given Metso the rating BBB+ for long-term loans and A-2 for short-term loans. Moody's Investors Service have granted Baa2 for long-term loans.

The Corporation's financial situation after the Svedala acquisition is stable. Cash in the bank and line of credit facilities are sufficient to cover fluctuations in the cash flows of the businesses.

Capital expenditure, acquisitions and divestments

Gross capital expenditure totaled EUR 982 million (EUR 313 million), which includes the Svedala acquisition, EUR 804 million, net of cash acquired, EUR 139 million.

The development of Metso Paper's know-how and aftermarket services continued strongly in 2001. Metso opened two service centers in China and the U.S. and decided on the opening of two new centers in Finland.

During the year, investments were made in Metso Minerals' production facilities in China. The production plant in Tianjin mainly manufactures crushers and screening units, while that in Wuxing focuses on compaction and paving equipment, including rolling and paving machines.

In May, Metso acquired Valvcon Corporation in the U.S. and, in August, Pulpexpert in Finland, in order to strengthen Metso Automation's product range and market position. In December, Metso purchased Raisio Chemicals' minority interest in Valmet-Raisio Oy, thus raising its holding in the company from 51 percent to 100 percent.

In October, Metso sold a 10 percent interest in Valmet Automotive, a contract manufacturer of specialty cars, to ThyssenKrupp Automotive AG, one of the world's biggest automotive systems suppliers. ThyssenKrupp Automotive has an option to acquire the total stock of Valmet Automotive during the next two years.

Orders received by market area



- Finland 10%
- Other Nordic countries 9%
- Other European countries 31%
- North America 24%
- South America 6%
- Asia-Pacific 16%
- Rest of the World 4%

Order backlog by market area



- Finland 7%
- Other Nordic countries 9%
- Other European countries 29%
- North America 18%
- South America 10%
- Asia-Pacific 20%
- Rest of the world 7%

Acquisition and integration of Svedala

In June 2000, Metso made an offer to acquire Svedala. European and US competition authorities examined the effects of the acquisition and, in September 2001, gave clearance on certain conditions. Metso made efficient use of the long period of examination required by the competition authorities and, immediately the acquisition was completed on September 14, 2001, began the swift integration of the acquired businesses into Metso Minerals.

The cost of acquiring the shares of Svedala Industri AB was EUR 943 million. The acquisition price, net of Svedala's interest bearing debt, was EUR 1,371 million. The acquisition was financed with cash assets and a syndicated bank loan.

The estimated EUR 70 million in annual synergy benefits arising from the merger of Svedala and Metso Minerals are expected to be fully realized in 2003. About half of these benefits are expected to be attained in 2002. It is estimated that the elimination of administrative overlaps will bring synergy benefits of about EUR 10 million, the streamlining of the distribution network EUR 30 million and the consolidation of manufacturing capacity a further EUR 20 million. The final EUR 10 million will derive from purchasing and logistics.

The remedy packages of disposals agreed to obtain clearance from the competition authorities were in line with Metso's expectations. Metso sold to Sandvik AB certain parts of Svedala's crushing and screening operations, the total net sales of which amounted to about EUR 150 million in 2000 and which employed about 900 people. The crushing and screening operations were transferred to Sandvik on October 1, 2001. In addition, Metso sold its grinding mill operations to Outokumpu Mintec Oy. The annual net sales of the grinding mill operations were about EUR 25 million and they employed about 30 people. The grinding mill operations were transferred to Outokumpu on September 20, 2001.

Following the Svedala acquisition, restructuring expenses of EUR 62 million (EUR 81 million, net of tax benefits of EUR 19 million) were recognized in the goodwill of Metso Minerals. The remaining EUR 7 million was reported under nonrecurring expenses in the income statement.

Research and development
Metso's research and development expenditure totaled EUR 150 million (EUR 127 million), representing 3.5 percent of the Corporation's net sales.

Personnel
On December 31, 2001, Metso Corporation employed 30,242 persons (22,024), 37 percent more than at the end of the comparison year. Personnel increased the most in Metso Minerals, as a result of the Svedala acquisition. The Corporation employed 37 percent of the total personnel in Finland, 12 percent in other Nordic countries, 17 percent in other European countries, 19 percent in North America, 4 percent in Asia-Pacific, 6 percent in South America and 5 percent in the rest of the world. Total salaries and wages amounted to EUR 936 million.

Changes in corporate management
Executive Vice Presidents were appointed for Metso Paper and Metso Minerals, effective from October 1, 2001. Arto Aaltonen, President of Metso Automation, was appointed Executive Vice President of Metso Paper. He is responsible for fiber technology, business area development and customer relations development. Matti Kähkönen, formerly Division President of Metso Automation's Field Systems Division, was appointed President of Metso Automation. Vesa Kainu, formerly President of Metso Paper Service, was appointed Executive Vice President of Metso Minerals. He is responsible for aftermarket operations and their development. Tapio Kuisma was appointed as the new President of Valmet Automotive.

The composition of Metso's Executive Board changed, as of October 1, 2001. Tor Bergman, Metso's President and CEO, continued as the Chairman of the Executive Board and Sakari Tamminen, Metso's Executive Vice President and CFO, continued as its Vice-Chairman. The other members of the Executive Board are now Juhani Pakkala, President of Metso Paper, Arto Aaltonen, Executive Vice President of Metso Paper, Matti Kähkönen, President of Metso Automation, Olli Vaartimo, President of Metso Minerals and Harri Luoto, the Corporation's General Counsel.

Board of Directors and Auditors
Metso Corporation's Annual General Meeting on March 28, 2001 re-elected Pertti Voutilainen as Chairman of the Board. Mikko Kivimäki continued as Vice Chairman and Heikki Hakala, Juhani Kuusi, Jaakko Rauramo, Markku Tapio, and Pentti Mäkinen, who was proposed by the personnel, were re-elected as Board Members. SVH Pricewaterhouse Coopers, Authorized Public Accountants, was re-elected as the Corporation's auditor, with the responsible auditors being Lars Blomquist and Heikki Lassila.

Decisions of the Annual General Meeting
Metso Corporation's Annual General Meeting on March 28, 2001 accepted the proposals of the Board of Directors concerning the amendment of article 10 of the Articles of Association, the authorizations to repurchase and assign the Corporation's own shares and to increase the share capital by a rights issue and the issue of options. The Annual General Meeting decided on issuing options to key personnel in Metso Corporation on conditions equal to those of the option program decided at Metso's Annual General Meeting of March 29, 2000. The number of shares that can be subscribed for on the basis of the options is 1,000,000, of which 675,000 have been issued to the personnel and 325,000 are held by Metso's subsidiary, Metso Capital Ltd.

The Annual General Meeting authorized the Board of Directors to decide, within one year of the Annual General Meeting, on the repurchase and assignment of the Corporation's own shares and on increasing the share capital. The Corporation's own shares can be repurchased for use as payment in acquisitions or in financing investments.

Shares
The number of Metso Corporation shares on December 31, 2001 was 136,250,545 and the shareholders' equity totaled EUR 231,625,926.50

In the year under review, 52 million Metso Corporation shares were traded on the Helsinki Exchanges, corresponding to a value of EUR 579 million. The share price on December 31, 2001 was EUR 11.80. The highest quotation was EUR 14.10 and the lowest EUR 7.81. The Corporation's market capitalization in the Helsinki Exchanges on December 31, 2001 was EUR 1,608 million. Metso's ADS turnover on the New York Stock Exchange in 2001 amounted to USD 10 million. The price of an ADS on December 31, 2001 was

Return on capital employed (ROCE)


%
24
20
16
12
8
4
0
1997
1998
1999
2000
2001

Return on equity (ROE)


%
24
20
16
12
8
4
0
-4
1997
1998
1999
2000
2001

Equity to assets


%
50
45
40
35
30
25
20
15
10
5
0
1997
1998
1999
2000
2001

USD 10.45. The highest quotation was USD 11.30 and the lowest USD 7.68.

In 2001, none of the Corporation's own shares were acquired. On December 31, 2001 the Corporation held 60,841 of its own shares, their acquisition price totaling EUR 654,813 (EUR 10.76/share).

Short-term outlook

Metso's market environment is expected to remain uncertain in the coming months, particularly in North America, and no significant changes are anticipated in the European markets. As a whole, the demand for Metso's products is expected to remain at a satisfactory level in all business areas.

Despite the factors of economic uncertainty, we estimate Metso's prospects for favorable profitability development in 2002 to be good. The estimate is based on the good order backlog, the demand outlook and several implemented and ongoing cost efficiency improvement projects.

Board of Directors' proposal for the distribution of profit

The consolidated distributable funds of Metso Corporation on December 31, 2001 were EUR 917 million. The parent company's distributable funds totaled EUR 662 million. On December 31, 2001, a total of 136,189,704 Metso shares giving entitlement to full dividends for 2001 were held outside the Corporation.

Metso Corporation's Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.60 per share be distributed.

Annual General Meeting

The Annual General Meeting of Metso Corporation will be held on 12.00 noon on Wednesday, March 27, 2002 at the Marina Congress Center in Helsinki.

Helsinki, February 7, 2002

Metso Corporation's Board of Directors

Pertti Voutilainen
Mikko Kivimäki
Heikki Hakala
Juhani Kuusi
Pentti Mäkinen
Jaakko Rauramo
Markku Tapio

(in millions, except for per share amounts)

		Year ended December 31,			
		1999	2000	2001	2001
	Note	EUR	EUR	EUR	USD
Net sales		3,387	3,891	4,343	3,866
Cost of goods sold	3), 5)	(2,556)	(2,901)	(3,200)	(2,849)
Gross profit		831	990	1,143	1,017
Selling, general and administrative expenses	2), 3), 5)	(756)	(793)	(873)	(777)
Operating profit before nonrecurring operating items and amortization of goodwill		75	197	270	240
Nonrecurring operating income and expenses, net	4)	(67)	18	4	4
Amortization of goodwill	5)	(18)	(15)	(28)	(25)
Operating profit (loss)		(10)	200	246	219
Financial income and expenses, net	6)	(19)	(20)	(24)	(21)
Share of profits of associated companies	7)	1	0	0	0
Income (loss) before extraordinary items and income taxes		(28)	180	222	198
Extraordinary income and expenses, net	8)	(59)	268	(8)	(7)
Income (loss) before taxes		(87)	448	214	191
Income taxes	9)	0	(59)	(72)	(64)
Minority interests		(1)	0	(1)	(1)
Net income (loss)		(88)	389	141	126
Earnings per share	10)	(0.22)	0.90	1.09	0.97
Earnings per share excl. nonrecurring items and amortization of goodwill	10)	0.25	0.91	1.26	1.12

(in millions)

Assets

	Note	As at December 31, 2000 EUR	2001 EUR	2001 USD
Fixed assets and financial assets				
Intangible assets	11)			
Goodwill		208	1,037	923
Other intangible assets		54	57	51
		262	1,094	974
Tangible assets	11), 12)			
Land and water areas		55	68	61
Buildings		249	340	303
Machinery and equipment		282	387	344
Other tangible assets		29	32	28
Assets under construction		55	59	53
		670	886	789
Financial assets				
Shareholdings and other securities	14)	138	114	101
Own shares	14)	1	1	1
Loans receivable	17)	4	17	15
Accounts receivable	17)	38	10	9
Other long-term investments	15), 17)	57	73	65
		238	215	191
Total fixed and financial assets		1,170	2,195	1,954
Current assets				
Inventories				
Materials and supplies		135	225	200
Work in process		355	320	285
Finished products		209	404	360
		699	949	845
Receivables	17)			
Accounts receivable		752	1,106	984
Cost and earnings of projects under construction in excess of billings	16)	200	133	118
Loans receivable		9	16	14
Accrued income and prepaid expenses		129	146	130
Deferred tax asset	9)	60	176	157
Other receivables		43	100	89
Other short-term investments		17	9	8
		1,210	1,686	1,500
Cash and cash equivalents		485	212	189
Total current assets		2,394	2,847	2,534
Total assets		3,564	5,042	4,488

Shareholders' equity and liabilities

	Note	As at December 31, 2000 EUR	2001 EUR	2001 USD
Shareholders' equity	18)			
Share capital		230	232	207
Share premium reserve		8	14	12
Legal reserve		220	221	197
Revaluation reserve		0	0	0
Cumulative translation differences		46	25	22
Reserve for own shares		1	1	1
Other reserves		202	202	180
Retained earnings		329	633	563
Net income for the financial year		389	141	126
Total shareholders' equity		1,425	1,469	1,308
Minority interests		8	7	6
Liabilities				
Long-term debt	19)			
Bonds		242	730	650
Loans from financial institutions		82	373	332
Pension loans		69	47	42
Other long-term debt		35	29	26
		428	1,179	1,050
Other long-term liabilities				
Accrued expenses	20), 23)	47	148	132
Deferred tax liability	9)	31	34	30
Other long-term loans		1	1	1
		79	183	163
Current liabilities				
Current portion of long-term debt		40	46	41
Other interest bearing short-term debt	21)	80	343	305
Advances received		153	183	163
Accounts payable		262	390	347
Billings in excess of cost and earnings of projects under construction	16)	255	114	101
Accrued expenses and deferred income	22), 23)	765	1,040	926
Other current liabilities		69	88	78
		1,624	2,204	1,961
Total liabilities		2,131	3,566	3,174
Total shareholders' equity and liabilities		3,564	5,042	4,488

Consolidated Statements of Cash Flows

(in millions)

	Year ended December 31,			
	1999	2000	2001	2001
	EUR	EUR	EUR	USD
Cash flows from operating activities:				
Net income (loss)	(88)	389	141	126
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	130	128	149	133
Gain on sale of fixed assets	(2)	(3)	(4)	(4)
Gain on sale of Timberjack, net of tax	-	(275)	-	-
(Gain) loss on sale of other subsidiaries and associated companies	(14)	2	(11)	(10)
Gain on marketable securities	(8)	(12)	(37)	(33)
Foreign exchange gains	(8)	0	0	0
Share of profits and losses of associated companies	(3)	0	0	0
Write-offs of intangible assets	58	-	-	-
Other non-cash items	66	43	10	9
Change in net working capital, net of effect from business acquisitions	(133)	28	(13)	(12)
Net cash provided by (used in) operating activities	(2)	300	235	209
Cash flows from investing activities:				
Capital expenditures on fixed assets	(121)	(111)	(154)	(137)
Proceeds from sale of fixed assets	31	41	18	16
Acquisition of Svedala, net of cash acquired	-	-	(804)	(715)
Other business acquisitions, net of cash acquired	(104)	(186)	(24)	(21)
Investments in associated companies	(3)	(1)	-	-
Proceeds from sale of subsidiaries and associated companies	21	7	17	15
Proceeds from sale of Timberjack, net of taxes	-	506	-	-
Taxes payable (taxes paid) on gain of Timberjack sale	-	85	(85)	(76)
Proceeds from sale of shares and marketable securities	42	15	90	80
Investments in shares and marketable securities	-	(47)	(1)	(1)
Net cash provided by (used in) investing activities	(134)	309	(943)	(839)
Cash flows from financing activities:				
Reacquisition of shares	(18)	-	-	-
Dividends paid	(80)	(54)	(81)	(72)
Hedging of net investment in foreign subsidiaries	(1)	(34)	0	0
Net borrowings (payments) on short-term debt	117	(183)	114	101
Proceeds from issuance of long-term debt	54	16	798	710
Principal payment of long-term debt	(27)	(73)	(466)	(415)
Notes receivable issued	(16)	(6)	(7)	(6)
Proceeds from payment on notes receivable	22	25	68	61
Proceeds from Timberjack installment credit receivables	-	35	-	-
Other	-	(10)	7	6
Net cash provided by (used in) financing activities	51	(284)	433	385
Effect of changes in exchange rates of cash and cash equivalents	19	1	2	2
Net increase (decrease) in cash and cash equivalents	(66)	326	(273)	(243)
Cash and cash equivalents at beginning of year	225	159	485	432
Cash and cash equivalents at end of year	159	485	212	189

	Year ended December 31,			
	1999 EUR	2000 EUR	2001 EUR	2001 USD
Change in net working capital, net of effect from business acquisitions:				
(Increase) decrease in assets and increase (decrease) in liabilities:				
Inventory	(149)	(156)	57	51
Receivables	(121)	(49)	(40)	(36)
Other assets	(25)	12	(34)	(30)
Percentage of completion: recognized assets and liabilities, net	55	77	(74)	(66)
Accounts payable	(36)	51	8	7
Accrued liabilities	136	65	79	70
Other liabilities	7	28	(9)	(8)
Total	(133)	28	(13)	(12)
Supplemental cash flow information:				
Acquisition of businesses:				
Intangible assets	2	18	11	10
Tangible assets	45	64	197	175
Goodwill	52	102	836	744
Current assets, other than cash	74	36	909	809
Minority interests	-	-	10	9
Liabilities assumed	(57)	(34)	(1,135)	(1,010)
Total, net of cash acquired	116	186	828	737
Less own shares used for business acquisitions	(12)	-	-	-
Acquisition of businesses, net of cash used	104	186	828	737
Cash paid during the year for:				
Interest	50	45	47	42
Income taxes	38	55	113	101

Consolidated Statements of Changes in Shareholders' Equity

(in millions)

	Number of shares (thousands)	Share capital (Par value EUR 1.70 per share)	Share premium reserve EUR	Legal reserve EUR	Revaluation reserve EUR	Cumulative translation differences EUR	Reserve for own shares EUR	Other reserves EUR	Retained earnings EUR	Total EUR
Balance at December 31, 1998	135,826	228	209	222	12	(56)	-	-	591	1,206
Dividends	-	-	-	-	-	-	-	-	(80)	(80)
Translation differences	-	-	-	-	-	54	-	-	-	54
Cash payment for fractional shares	(9)	0	0	-	-	-	-	-	-	0
Reacquisition of own shares	-	-	-	-	-	-	6	-	(6)	0
Other	-	-	(202)	(1)	(12)	-	-	202	6	(7)
Net loss	-	-	-	-	-	-	-	-	(88)	(88)
Balance at December 31, 1999	**135,817**	**228**	**7**	**221**	**-**	**(2)**	**6**	**202**	**423**	**1,085**
Dividends	-	-	-	-	-	-	-	-	(54)	(54)
Transfer from share premium reserve	-	3	(3)	-	-	-	-	-	-	0
Cancellation of own shares	(500)	(1)	1	-	-	-	(5)	-	-	(5)
Translation differences	-	-	-	-	-	23	-	-	-	23
Transfer of translation differences	-	-	-	-	-	25	-	-	(25)	0
Other	245	-	3	(1)	-	-	-	-	(15)	(13)
Net income	-	-	-	-	-	-	-	-	389	389
Balance at December 31, 2000	**135,562**	**230**	**8**	**220**	**-**	**46**	**1**	**202**	**718**	**1,425**
Dividends	-	-	-	-	-	-	-	-	(81)	(81)
Share issue (option rights)	689	2	6	-	-	-	-	-	-	8
Translation differences	-	-	-	-	-	(21)	-	-	-	(21)
Other	-	-	-	1	-	-	-	-	(4)	(3)
Net income	-	-	-	-	-	-	-	-	141	141
Balance at December 31, 2001	**136,251**	**232**	**14**	**221**	**-**	**25**	**1**	**202**	**774**	**1,469**

Shareholders' equity includes EUR 59 million nondistributable accelerated depreciation and untaxed reserves at December 31, 2001.

(in millions)

1 Accounting principles

Basis of presentation

The consolidated financial statements, prepared in accordance with Finnish generally accepted accounting principles (Finnish GAAP), include the financial statements of Metso Corporation (the "Parent Company") and its subsidiaries (together, "Metso"). Metso Corporation was formed in 1999 as a result of the merger of Rauma Corporation ("Rauma") and Valmet Corporation ("Valmet"). The merger was consummated on July 1, 1999 and is accounted for by the pooling of interest method. Accordingly, the balance sheet as of January 1, 1999 has been restated to retroactively combine the financial statements of Rauma and Valmet as if the merger had occurred at the beginning of the earliest period presented.

For the year ended as at December 31, 1999, the income statement of the parent company is presented for six months starting from the date of consummation.

The financial statements are presented in millions of euros ("EUR"), except for share and per share amounts.

Solely for the convenience of the reader, the consolidated financial statements as of and for the year ended December 31, 2001 have been translated into United States dollars ("USD") using the December 31, 2001 Noon Buying Rate of the Federal Reserve Bank of New York of USD 1.00 = EUR 1.1235. The translation should not be construed as a representation that the amounts shown could be converted into USD at that rate.

Use of estimates

The preparation of financial statements, in conformity with Finnish GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting convention

The financial statements are prepared under the historical cost convention.

Principles of consolidation

The consolidated financial statements include the accounts of the Parent Company and each of those companies in which it owns, directly or indirectly through subsidiaries, over 50 percent of the voting rights. The companies acquired during the financial period have been consolidated from the date the responsibility for their operations was transferred to Metso. Subsidiaries sold have been included up to their date of sale.

Temporarily controlled subsidiaries: Newly acquired companies, for which there is a disposal plan approved by the management having the authority, are classified as held for sale and measured at lower of carrying value or expected net realizable value and reported in other shares of the consolidated balance sheet.

All intercompany transactions are eliminated as part of the consolidation process. Minority interests are presented separately before net income. They are also shown separately from shareholders' equity and liabilities on the consolidated balance sheets.

Acquisitions of companies are accounted for by using the purchase method. Goodwill represents the excess of the purchase cost over the fair value of the net assets of the acquired companies. The excess of purchase price allocated to fixed assets is depreciated concurrently with the underlying assets. Goodwill arising from acquisitions is amortized over a period not to exceed twenty years. Deferred credit (negative goodwill) represents the excess of net assets of acquired companies over the purchase cost. Commencing on January 1, 1999, deferred credit arising from acquisitions is allocated to reduce the acquired fixed assets proportionally to their fair values at the time of the acquisition. The cumulative effect of the change in the accounting principle of EUR 11, net of taxes, was charged to extraordinary expenses in 1999.

The equity method of accounting is used for investments in associated companies in which the investment provides Metso with the ability to exercise significant influence over operating and financial policies of the investee company. Such influence is presumed to exist for investments in companies in which Metso's direct or indirect ownership is between 20% and 50%. Under the equity method, the share of profits and losses of associated companies is included in the consolidated statements of income. The share of result of the associated companies, the activity of which is closely connected with the business areas of Metso, is recorded in other income and expenses, net. Metso's share of post-acquisition retained profits and losses of associated companies is reported as part of investments in associated companies in the consolidated balance sheets.

(in millions)

Other shareholdings and securities (voting rights less than 20%) are stated at cost and dividends received are included in the statements of income; write-down is made where it is deemed necessary to reduce the cost to estimated net realizable value.

Foreign currency translation

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of the transactions. At the end of the accounting period, unsettled foreign currency transaction balances are valued at the rates of exchange prevailing at the balance sheet date. Trade flow related foreign currency exchange gains and losses are treated as adjustments to sales and purchases. Foreign exchange gains and losses associated with financing are entered as a net amount under financial income and expenses.

The statements of income of foreign subsidiaries are translated into euro at the average exchange rates for the year and the balance sheets are translated at the exchange rate of the balance sheet date. The resulting translation differences are recorded directly to equity. When Metso hedges the equity of its foreign subsidiaries with foreign currency loans and with financial derivatives, the translation difference is adjusted by the currency effect of hedging instruments and recorded in equity.

Derivative financial instruments

Metso uses a variety of derivative financial instruments, mainly forward exchange contracts, and a limited number of interest rate, currency and cross-currency swaps and currency options, as part of an overall risk management policy. These instruments are used to reduce the foreign currency and interest rate risks relating to existing assets and liabilities and firm commitments. In some cases, derivative financial instruments may be used to mitigate foreign currency denominated cash flow risks arising from business acquisitions.

Metso does not hold nor issue derivative financial instruments for trading purposes.

Metso uses principally forward exchange contracts to hedge the currency risk on certain commercial assets (receivables) and liabilities (payables) and firm commitments (orders). The derivatives are designated at inception as a hedge with respect of the hedged item or group of items with similar characteristics. If a derivative has been contracted to close or reduce net exposure to a certain currency or group of currencies, it is fair valued quarterly and the arising variation in fair values is recognized in the consolidated statements of income.

Metso hedges its net foreign investments in certain currencies to reduce the effect of exchange rate fluctuations. The hedging instruments are mainly foreign currency loans and cross-currency swaps, and to some extent forward exchange contracts. Both realized and unrealized exchange gains and losses measured on these instruments are recorded, net of taxes, in a separate component of equity against the translation differences arising from consolidation.

Currency and cross-currency swaps are used to hedge foreign currency denominated loans. The translation differences arising from the derivative instruments are recorded concurrently with the translation difference of the underlying loans.

When derivative instruments have been used to mitigate the foreign currency fluctuation arising from business acquisition, the instruments are fair valued and the respective change is charged to income.

Metso's exposure to interest rate risk, arising from interest bearing receivables and loans, is managed through interest rate swaps. The net of interest payable and receivable on the swaps is accrued and recorded in interest and other financial expenses to match the interest income/expense on the related underlying hedged items. Realized gains and losses occurring from early termination of contracts are recorded in income over the remaining period of the original swap agreement.

If the interest leg of a cross-currency swap or an interest swap has not been designated as a hedge of an underlying item at its inception, the interest portion of the swaps is fair valued quarterly.

Other long-term investments

Marketable debt securities, e.g. bonds, commercial papers and time deposits are included in other long-term investments when their maturity, at the time of their inception, exceeds one year. The unrealized gains on marketable securities are deferred and recognized in income only at disposal or at maturity.

Revenue recognition

Completed contract method: Revenues from goods and services sold are recognized, net of sales taxes, discounts and foreign exchange differences, when substantially all of the risks and rewards of ownership are transferred to the buyer, or when the service is performed.

Percentage of completion method: Sales and anticipated profits under significant long-term engineering and construction contracts are recorded on a percentage-of-completion basis, using either units of delivery (based on predetermined milestones) or the cost-to-cost method of accounting as the measurement basis. Estimated contract profits are recorded in earnings in proportion to recorded sales. In the cost-to-cost method, sales and profits are recorded after considering the ratio of accumulated costs to estimated total costs to complete each contract. In certain cases, subcontractor materials, labor and equipment, are included in sales and costs of goods sold when management believes that Metso is responsible for the ultimate acceptability of the project. Changes to total estimated contract costs and losses, if any, are recognized in the period in which they are determined.

Trade-ins: Sales, against which trade-ins are accepted, are recorded at the nominal or contract price. The difference between the trade-in allowance and the recorded value of the inventory received is recognized in cost of goods sold.

Research and development

Research and development costs are expensed as incurred.

Maintenance, repair and renewals

Maintenance, repairs and renewals are generally charged to expense as incurred. However, major betterments are capitalized and depreciated over their expected useful lives.

Pensions and coverage of pension liabilities

The pension coverage of personnel working for Metso in Finland is mainly insured by payments made to pension insurance companies and, to some extent, by an internal Pension Fund. The Fund has been closed to new employees since 1987. On December 29, 2000, the accumulated pension liability of the Fund was transferred to an external insurance company and the Fund was wounded up during the year 2001.

The companies within Metso have various pension schemes in accordance with the local conditions and practices in the countries in which they operate. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. Metso has met minimum funding requirements for the countries in which it maintains pension schemes.

A portion of former Valmet's voluntary additional pension liability incurred prior to January 1, 1999, was not fully funded. It was recorded in assets as unfunded pensions and in liabilities as long-term accrued expenses. The pension liability amounting to EUR 12 at January 1, 1999, was charged to extraordinary expenses in 1999.

Fixed assets and long-term investments

Intangible and tangible assets are stated at cost, less accumulated depreciation. Land and water areas are not depreciated.

Depreciation and amortization is calculated on a straight-line basis over the expected useful lives of the assets as follows:

Buildings	15–40 years
Machinery and equipment	3–20 years
Other tangible assets	5–20 years
Intangibles, other than goodwill	3–12 years
Goodwill	5–20 years

Impairments on fixed assets and capital gains and losses on the disposal are included in operating profit (loss) or in extraordinary items depending on the nature of the event.

Metso reviews long-lived assets and certain intangibles to be held and used by the company for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate that an asset may not be recoverable, Metso estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of such expected future cash flows (undiscounted and without interest charge) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the asset's net book value exceeds its fair market value. For purposes of assessing impairment, assets are to be grouped at the lowest level for which there are separately identifiable cash flows. The carrying value of goodwill for each business area is reviewed if the facts and circumstances, such as declines in sales, operating profit or cash flows or material adverse changes in the business climate, suggest that its carrying value may not be recoverable.

(in millions)

Capitalization of interest expenses
Commencing on January 1, 1999, the interest expenses of self-constructed investments are capitalized in Metso's financial statements. The capitalized interest expense is amortized over the remaining useful life. The cumulative effect of the change in the accounting principles of EUR 7, before taxes, was recorded in extraordinary income in 1999.

Revaluation of fixed assets
Fixed assets are stated at historical acquisition price reduced by annual depreciation. Their revaluation is not allowed.

Leasing
Rental expenses for operational leases are expensed as incurred. Acquisitions of property and equipment under capital leasing are recorded in fixed assets and depreciated over their expected useful lives.

Own shares (treasury stock)
The own shares held by Metso are valued at reacquisition price in a separate caption under financial assets. The own shares have been deducted from the number of shares outstanding and the share capital for the calculation of per share and other performance related indicators.

Cash and cash equivalents
Cash and cash equivalents consist of cash in banks and other liquid investments with original maturity of ninety days or less.

Inventories
Inventories are stated at the lower of historical cost calculated on an "average cost" basis or net realizable value. Historical costs include purchase costs as well as transportation and processing costs. The costs of finished goods include direct materials, wages and salaries plus social costs, subcontracting and other direct costs. In addition, production costs include an allocable portion of production and project administration overheads. Net realizable value is the estimated amount that can be realized from the sale of the asset in the normal course of business after allowing for the costs of realization.

Inventories are shown net of a reserve for obsolete and slow-moving inventories. A reserve is established and a corresponding charge is taken to income in the period in which the loss occurs based upon an assessment of technological obsolescence, turnover and related factors.

Trade-in equipment received is recorded as inventory at the lower of cost or net realizable value reduced by a reasonable sales margin.

Nonrecurring operating income and expenses
Nonrecurring operating income and expenses include significant restructuring and reorganizing costs related to ongoing businesses and other major one time operating income and expenses.

Equity share of untaxed reserves
In Finland and certain other countries, companies are permitted to reduce or increase taxable income by net charges or by income representing adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company's financial statements and accumulated on the balance sheet. Such amounts are included, net of taxes, in other shareholders' equity in the consolidated accounts.

Income taxes
Income taxes presented in the income statement consist of current and deferred taxes. Current taxes include estimated taxes corresponding to the results for the financial year of the companies, and adjustments of taxes for previous years.

Commencing on January 1, 1999, a deferred tax liability or asset has been determined for all temporary differences between the tax bases of assets and liabilities and their amounts in financial reporting, using the enacted tax rates effective for the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets at their estimated realizable amounts. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The cumulative effect of the change in accounting principle of EUR 17 was recorded in extraordinary income in 1999.

Earnings per share
Earnings per share is based on income before extraordinary items and income taxes adjusted for minority interests and taxes related to normal business operations. This amount is divided by the weighted average number of shares outstanding during each period. The average number of own shares has been deducted from the number of outstanding shares.

The diluted earnings per share have been computed by

applying the "treasury stock" method, under which earn-

options exceeds the average market price of the common